     As filed with the Securities and Exchange Commission on April 26, 1999
                       Registration No. ________________*

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   ----------

                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   ----------

                    MIDWEST MEDICAL INSURANCE HOLDING COMPANY
             (Exact name of registrant as specified in its Charter)

                                    ---------

     State or other jurisdiction of incorporation or organization: Minnesota
          Primary Standard Industrial Classification Code Number: 6749
                 IRS Employer Identification Number: 41-1625287

                                    ---------

                       6600 France Avenue South, Suite 245
                      Minneapolis, MN 55435, (612) 922-5445
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                    ---------

                            David P. Bounk, President
                    Midwest Medical Insurance Holding Company
                       6600 France Avenue South, Suite 245
                      Minneapolis, MN 55435, (612) 922-5445
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

                                   COPIES TO:
                              Ross C. Formell, Esq.
                               Best & Flanagan LLP
                              4000 U.S. Bank Place
                             601 Second Avenue South
                              Minneapolis, MN 55402

                                    ---------

      Approximate date of commencement of proposed sale of the securities to the public: As soon as possible after the effective date of this registration statement. If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

                                    ---------

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
Title of Each                        Proposed   Proposed
Class of                             Maximum    Maximum
Securities            Amount         Offering   Aggregate           Amount of
to be                 to be          Price      Offering            Registration
Registered            Registered     Per Unit   Price               Fee
----------            ----------     --------   -----               ---
Class A Common Stock  20,000 shares  $1,080     $21,600,000(1)(2)   $6,372.00

(1)   Estimated solely for the purpose of calculating the registration fee.
(2) Estimated based upon book value of securities of the registrant to be issued as of December 31, 1998.

                                    ---------

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

* THIS FILING ALSO CONSTITUTES POST-EFFECTIVE AMENDMENT NUMBER 1 TO THE REGISTRANT'S FORM S-1 FILING, REGISTRATION NUMBER 333-29047, PURSUANT TO RULE 429.

                              CROSS REFERENCE SHEET

                    Pursuant to Rule 501(b) of Regulation S-K

Form S-1 Item Number and Caption                  Location in the Prospectus
--------------------------------                  --------------------------

1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus      Cover Page

2.  Inside Front and Outside Back Cover Pages
      of Prospectus                               Inside Front Cover Page;
                                                  Outside Back Cover Page

3.  Summary Information, Risk Factors, and
      Ratio of Earnings to Fixed Charges          PROSPECTUS SUMMARY

4.  Use of Proceeds                               Not Applicable

5.  Determination of Offering Price               THE OFFERING

6.  Dilution                                      Not Applicable

7.  Selling Security Holders                      Not Applicable

8.  Plan of Distribution                          THE OFFERING

9.  Description of Securities to be Registered    DESCRIPTION OF
                                                    CAPITALSTOCK

10. Interests of Named Experts and Counsel        Not Applicable

11. Information with Respect to the Registrant    SELECTED FINANCIAL
                                                  INFORMATION; MANAGEMENT'S
                                                  DISCUSSION AND ANALYSIS OF
                                                  FINANCIAL CONDITION AND
                                                  RESULTS OF OPERATIONS;
                                                  BUSINESS; MANAGEMENT;
                                                  DESCRIPTION OF CAPITAL
                                                  STOCK; FINANCIAL STATEMENTS

12. Disclosure of Commission Position on
      Indemnification for Securities
      Act Liabilities                             Not Applicable

PROSPECTUS

                    MIDWEST MEDICAL INSURANCE HOLDING COMPANY

                      35,000 Shares of Class A Common Stock

      Shares of Class A Common Stock, $.01 par value (the "Share"), are being offered by Midwest Medical Insurance Holding Company ("MMIHC") only to insureds of MMIHC's wholly-owned subsidiary, Midwest Medical Insurance Company ("MMIC"). The Shares are offered only as part of the insuring transaction and insureds are not required to pay any consideration for the Shares separate from or in addition to their insurance premiums. MMIC is a physician-controlled medical malpractice insurance company which provides professional liability insurance to physicians in Minnesota, Iowa, Nebraska, Wisconsin, Illinois, North Dakota and South Dakota. Shares accrue daily and are allocated to insureds pursuant to a formula which considers the insured's underwriting risk classification and period of coverage with MMIC. Issuance of Shares to new insureds is subject to a five-year vesting requirement and all rights will be forfeited if insurance coverage is not continuous for five years. See "THE OFFERING."

      The Shares are uncertificated and each shareholder is entitled to only one vote, regardless of the number of Shares he or she owns. While MMIHC's Class B Common Share remains outstanding, its holder, the Minnesota Medical Association, has the exclusive right to elect directors from persons nominated by MMIHC's Board of Directors, although the holders of the Class A Common Shares can cause MMIHC to redeem the Class B Common Share at any time for $1,000, and thereby terminate this right.

      The Shares are not transferable or assignable and must be redeemed by MMIHC at net book value, exclusive of any value attributable to MMIC (MMIHC's principal asset), upon a shareholder's discontinuance of coverage with MMIC for any reason. See "DESCRIPTION OF CAPITAL STOCK."

                        ---------------------------------

             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
             BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
            SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
              COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
   UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                        ---------------------------------

                   The date of this Prospectus is May 1, 1999.

      No persons have been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with this offering and, if given or made, such information or representation must not be relied upon as having been authorized by MMIHC. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of MMIHC since the date hereof or that the information herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates.

                              AVAILABLE INFORMATION

      MMIHC is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the Securities and Exchange Commission. Reports and other information filed by MMIHC can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D. C. and at the following Regional Offices: 26 Federal Plaza, New York, New York 10278; and 219 South Dearborn Street, Chicago, Illinois 60604. Copies of such material also can be obtained from the Public Reference Section of the Commission in Washington, D.C. 20549 at prescribed rates, or on the Internet at www.sec.gov.

      MMIHC provides its shareholders with an annual report containing consolidated MMIHC and subsidiaries year-end financial statements presented in accordance with generally accepted accounting principles ("GAAP"). MMIC's separate net income and shareholders' equity are presented on both a GAAP and statutory accounting basis in the Notes to the Consolidated Financial Statements. MMIC is subject to the insurance company filing requirements of the Minnesota Department of Commerce and files the NAIC Annual Statement each year with the Department of Commerce which includes financial statements presented in accordance with statutory requirements, together with an independent auditor's report on those financial statements. MMIHC is subject to insurance holding company regulations and files Form B with the Minnesota Department of Commerce annually. Form B contains current information about management, the Board of Directors, and significant operating agreements, as well as a financial report. Copies of any of these reports, or any of the documents referred to herein, can be obtained by requesting them from David P. Bounk, President and Chief Executive Officer, Midwest Medical Insurance Holding Company, 6600 France Avenue South, Suite 245, Minneapolis, Minnesota 55435; (612) 922-5445.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Available Information....................................................   ii

Prospectus Summary........................................................   1

The Offering..............................................................   3

Selected Financial Information............................................   5

Management's Discussion and Analysis of Financial Condition and Results
   of Operations..........................................................   8

Business..................................................................  15

Management................................................................  22

Description of Capital Stock..............................................  29

Legal Matters.............................................................  31

Experts...................................................................  31

Index to Financial Statements.............................................  32

APPENDIX - Allocation Schedule............................................ A-1

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

The Companies

      MMIC originally was organized in 1980 under the auspices of the Minnesota Medical Association (the "MMA"), to provide professional liability (malpractice) insurance to Minnesota physicians who are members of the MMA. At that time, claims and awards in medical malpractice cases had been increasing dramatically, and physicians were faced with substantial premium increases and a declining number of insurers offering medical malpractice coverage. The business was reorganized on November 30, 1988 into a stock insurance company (MMIC), wholly owned by a holding company (MMIHC), which could pursue other business opportunities. The reorganization also was effected to give physicians a limited equity interest in their malpractice insurer while preserving MMIC's capital and surplus. As of July 1, 1993, the Iowa physician-owned malpractice insurer, Iowa Physicians Mutual Insurance Trust ("IPMIT"), was merged with and into MMIC, and as of June 5, 1996, the Nebraska physician-owned malpractice insurer, Medical Liability Mutual Insurance Company of Nebraska ("MLM"), was merged with and into MMIC. MMIC now provides malpractice insurance to physicians and physician groups in Minnesota, Iowa, Nebraska, Wisconsin, Illinois, North Dakota and South Dakota on a claims-made basis. Professional liability, general liability, and umbrella excess liability insurance is also available to hospitalsand healthcare systems through MMIC. MMIC has had the sponsorship of the MMA since inception, and also has the sponsorship of the Iowa and North Dakota medical associations. See "BUSINESS." The address and telephone number of the principal executive offices of MMIHC and MMIC are as follows: 6600 France Avenue South, Suite 245, Minneapolis, Minnesota 55435; (612) 922-5445.

      During 1997, MMIHC formed Midwest Medical Solutions, Inc. (Solutions) as a business development company to strengthen and promote the independence and interdependencies of physicians, clinics and hospitals that MMIC serves. Business development opportunities being considered include practice enhancement, strategic consulting, and electronic processing and integration services and support. Solutions purchased the assets of MedPower Information Services, Inc. effective January 1, 1998. Solutions then contributed those assets to its newly formed, wholly-owned subsidiary, MedPower Information Resources, Inc. (MedPower). MedPower processes and electronically submits medical claims for over 100 healthcare providers in the Upper Midwest. MedPower also provides various information consulting and network support services. Together, Solutions and MedPower had assets of less than $3,000,000 at December 31, 1998 and revenues of less than $400,000 for the year ended December 31, 1998.

      Hereafter, MMIHC, MMIC, Solutions and MedPower shall be collectively referred to as the Company unless the reference pertains to a specific entity. Further, due to the nature of the relationship between MMIHC and MMIC, the insurance operations of MMIC will be discussed as though they are the operations of the registrant.

The Offering

      Class A Common Shares (the "Shares") are being offered only to insureds of MMIC as part of the insuring transaction, and insureds are not required to pay any consideration for the Shares separate from, or in addition to, their insurance premiums. Shares are allocated pursuant to an Allocation Schedule which considers the insured's underwriting risk classification with MMIC (the "Allocation Schedule", which is set forth in the Appendix). The same schedule is used in all states in which MMIC does business, except that Iowa and Nebraska have their own schedules because different rate relativities among practice areas exist in those states. Further, the number of shares allocated to Nebraska insureds is reduced by a factor designed to take account of the fact that policy limits, and therefore premiums, are lower in Nebraska. The number of shares accrued during a year is prorated if a physician's insurance coverage is for less than a full year. Shares allocated to new insureds are not issued until the end of five years of continuous coverage. Cessation of coverage before the completion of five years of coverage will result in a forfeiture of accrued but unissued shares. Persons who were insureds at the time of the 1988 reorganization and persons who were IPMIT or MLM insureds at the time of the mergers between MMIC, IPMIT and MLM are not subject to the five-year vesting requirement. See "THE OFFERING."

The Shares

      The Shares are uncertificated shares which may be owned by individual physicians or by individual physicians jointly with the legal entities in which they practice. In the latter case, the shares can be voted only by the physicians. See "DESCRIPTION OF CAPITAL STOCK."

      Each holder of the Shares is entitled to only one vote, regardless of the number of Shares held. The Minnesota Medical Association (the "MMA"), so long as it holds the single Class B Common Share of MMIHC presently outstanding, has the exclusive right to vote for the election of directors, but only with respect to persons nominated for election by a committee of the Board of Directors. The holders of the Class A Common Shares, at any time, may cause MMIHC to redeem the Class B Common Share at par value ($1,000), and thereby gain the right to elect directors. Such an action requires the vote of a majority of the Class A shareholders and two-thirds of the Class A shareholders who vote on the question.

      The Shares are not transferable or assignable, and must be redeemed by MMIHC at net book value, exclusive of any value attributable to MMIC (MMIHC's primary asset), upon a shareholder's discontinuance of coverage with MMIC for any reason. By excluding the value attributable to MMIC from the calculation of the redemption amount, MMIC's capital and surplus will be preserved and not reduced by the redemption. The redemption amount thus reflects primarily MMIHC's net income from operations, which consists principally of management fees paid by MMIC, plus earnings on investments, plus any dividends paid by MMIC to MMIHC. In the event of any merger, liquidation, sale of all or substantially all of the assets, or other extraordinary event, any consideration payable to holders of the Shares will reflect their full value, and will not be limited to the redemption amount. See "DESCRIPTION OF CAPITAL STOCK." As of December 31, 1998 the net book value of MMIHC (redemption value) was $64.81 per share.

                                  THE OFFERING

      Class A Common Shares (the "Shares") are being offered only to insureds of MMIC who will accrue Shares for each day of insurance coverage they purchase from MMIC. Insureds are not required to pay any consideration for the Shares separate from or in addition to their insurance premiums. The Shares will be allocated semi-annually, pursuant to the Allocation Schedule, which is set forth in the Appendix. Shares allocated to new insureds are not issued until the end of five years of continuous coverage. Cessation of coverage before the completion of five years of coverage will result in a forfeiture of accrued but unissued shares. Persons who were insureds at the time of the 1988 reorganization and persons who were IPMIT or MLM insureds at the time of the merger between MMIC, IPMIT and MLM were not subject to the five-year vesting requirement. Those persons were issued Shares upon completion of those transactions and Shares they accrue currently are deemed issued when they are allocated.

      The Allocation Schedule is set forth in the Appendix to the Prospectus. It consists of a table which indicates the number of Shares to be accrued by and allocated to each physician for each year of insurance coverage based upon his or her insurance risk class. The insurance risk class each physician is assigned is based on his or her medical specialty and is the same risk class to which the physician has been assigned by MMIC for purposes of writing the professional liability insurance for the physician. Annual insurance premiums are based on these risk classes, which are derived from actuarial relativity statistics. The number of shares shown in the table therefore reflect, in part, the relative premiums paid to MMIC by each policyholder. These relativities have changed since MMIC began its business. MMIHC reserves the right to change the Allocation
Schedule in the future.

      The shares allocable to Nebraska physicians are reduced by a factor to take account of the fact that policy limits, and therefore premiums, are lower in Nebraska. This factor is the inverse of the Increased Limits Factor determined by MMIC's regular external actuaries to be applicable in order to adjust for the difference between the policy limit of policies issued in Nebraska as compared to the base policy limit issued by MMIC in all other states in which it does business. MMIC's actuaries have determined that the designated Increased Limits Factor is currently 1.72. Therefore, a Nebraska policyholder of MMIC would be allocated the right to receive 58.1% of the shares of MMIHC Class A Common Stock otherwise indicated by application of the Allocation Schedule. This is based upon current information and policy limits, and the actual factor used may be recalculated from time-to-time.

      The Shares are uncertificated. Although the Shares have been registered under the Securities Act of 1933 and state securities laws, they are nontransferable, and there is no market in which they may be sold. Upon discontinuation of a physician's insurance policy with MMIC for any reason, the Shares must be redeemed by MMIHC. See "DESCRIPTION OF CAPITAL STOCK."

      No independent brokers, dealers, or underwriters have been engaged to represent MMIHC in connection with this offering and no commissions will be paid to any person in connection with offers or sales of the Shares. The Shares will be offered and sold solely by officers of MMIHC.

                         SELECTED FINANCIAL INFORMATION

      The following selected financial data of MMIHC for the five years ended December 31, 1998 are derived from the audited financial statements of MMIHC. This data should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                     Year ended December 31
       Operations Data            1998(1)      1997(1)      1996(1)      1995(2)        1994(2)
------------------------------------------------------------------------------------------------
                                          (Amounts in thousands, except per share data)

Net premiums earned             $  35,014    $  32,916    $  31,177    $  29,798       $  26,246
Net investment and other
  income                           21,404       19,276       15,558       14,258          11,509
                                ----------------------------------------------------------------
Total revenue                      56,418       52,192       46,735       44,056          37,755

Loss and loss adjustment
  expenses                         37,494       31,834       32,257       37,560          11,334
Underwriting and other
  operating expenses               10,287        6,595        5,539        6,482           5,509
                                ----------------------------------------------------------------
                                   47,781       38,429       37,796       44,042          16,843
                                ----------------------------------------------------------------
Income before income taxes          8,637       13,763        8,939           14          20,912
Income taxes (benefit)              2,689        4,463        1,458       (1,711)          6,417
                                ----------------------------------------------------------------
Net income                      $   5,948    $   9,300    $   7,481    $   1,725       $  14,495
                                ================================================================

Net income per common share -
assuming dilution               $   43.65    $   70.23    $   58.33    $   13.74       $  114.84
Number of shares used in per
share calculation                 136,251      132,427      128,259      125,536(3)      126,222(3)

Net income/total revenue             10.5%        17.8%        16.0%         3.9%           38.4%

Return on average equity              4.2%         7.4%         6.5%         1.7%           15.8%

                                                     December 31
     Financial Condition          1998(1)    1997(1)   1996(2)     1995(2)       1994(2)
----------------------------------------------------------------------------------------
                                      (Amounts in thousands, except per share data)
Assets
Fixed maturities at fair value   $164,652   $171,975   $183,561   $182,817      $174,203
Equity securities at fair
  value                            86,553     49,759     38,001     28,311        19,782
Short-term investments              3,556     13,909      7,898     15,015         9,755
Other                              10,000     10,000         --         --            --
                                 -------------------------------------------------------
Total investments                 264,761    245,643    229,460    226,143       203,740

Reinsurance recoverable            16,499     19,117     22,174     25,112        23,637
Other assets                       14,223     10,755     10,359     13,329        19,100
                                 -------------------------------------------------------
Total assets                     $295,483   $275,515   $261,993   $264,584      $246,477
                                 =======================================================
Liabilities
Unpaid losses and loss
adjustment expenses              $110,964   $107,806   $110,037   $120,264      $110,967
Other liabilities                  33,926     33,942     33,074     34,053        38,358
                                 -------------------------------------------------------
                                  144,890    141,748    143,111    154,317       149,325
Redeemable stock
Class A and Class B Common
Stock at redemption value           8,147      7,477      7,604      6,975         7,712

Other shareholders' equity        142,446    126,290    111,278    103,292        89,440
                                 -------------------------------------------------------
Total liabilities, redeemable
stock and shareholders' equity   $295,483   $275,515   $261,993   $264,584      $246,477
                                 =======================================================

Midwest Medical Insurance
Holding Company:
     Class A Common Shares
     issued and outstanding       125,682    121,322    118,209    116,251(3)    116,855(3)
     Redemption value per
     share                       $  64.81   $  61.63   $  64.33   $  60.00      $  66.00

     Class A Common Shares
     redeemed                       9,005     10,306     10,272     12,424        12,640
     Amount paid to
     terminating
     policyholders upon
     redemption                  $    523   $    648   $    608   $    829      $    840

---------------------------------------

(1) Amounts derived from audited consolidated financial statements of MMIHC included in this Prospectus.

(2)   Amounts derived from audited consolidated financial statements of MMIHC.

(3) Includes pro forma shares computed to give retroactive effect to the merger of MMIHC/MMIC with MLM. See Note 1 to the consolidated financial statements included in this Prospectus.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

    Manner of Presentation. The financial statements of MMIHC and Subsidiaries are presented on a consolidated basis. In future references in this analysis, which should be read together with the 1998 Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus, MMIHC and Subsidiaries are referred to collectively as the "Company."

Liquidity and Capital Resources

      The majority of the Company's assets are invested in investment-grade bonds, stocks, a real estate investment trust and short-term instruments. These investments totaled $264,761,000 and $246,746,000 at December 31, 1998 and 1997,
respectively, which represented 89.6% and 89.5% of total assets. The primary objectives of the Company's investment policy established by the Board's Investment Committee are the preservation of assets, maximizing pre-tax total portfolio return, and assuring adequate liquidity to meet operational requirements primarily the payment of insurance claims. Fixed maturity investments and equity securities are classified as available for sale and carried at fair value. The real estate investment trust and short-term instruments are recorded at cost which approximates fair value.

      During 1997, the Company adopted a revised Investment Policy resulting in a portfolio restructuring designed to increase the pre-tax total return from investments. The benchmark total return goal set for the fixed portfolio manager was increased. This resulted in a turnover of most of the fixed income portfolio which included selling all municipal bonds. To further diversify the portfolio and maximize total return, the Company invested $10 million in a private placement real estate investment trust in September of 1997 and invested $15 million in international equities in January of 1998. These changes reflect the Company's strong financial position relative to the risk inherent in the amount of premium written.

      The Company's cash flow from operations decreased in 1998 versus 1997 and 1996. The 1998 cash flow from operations of $(9,605,000) was unfavorably impacted by premium adjustments paid to reinsurers on reinsurance contracts for prior years, less premium received in advance at the end of the year due to later billing of policies with January effective dates, and an increase in underwriting and other operating expenses. 1998 underwriting expenses increased primarily from additional staff needed to manage Company growth and added costs from the conversion to a new insurance company operating system. 1998 other operating expenses increased primarily from launching the operations of Solutions including the acquisition of MedPower. The positive cash flow from 1997 operations of $4,002,000 was primarily the result of a decrease in claim payments, whereas the negative cash flow from 1996 operations of $(2,072,000) was primarily driven by an increase in claim payments.

      Premium rates in general have remained stable with slight rate increases in regions where the Company has experienced unfavorable claim trends. Consequently, cash receipts from policyholder premiums have been relatively level. MMIC, however, has returned substantial amounts of premiums to policyholders in recent years in the form of retrospective premium credits. The retrospective premium credits have been paid to policyholders in the first quarter of each year. Loss and operating expense payments have generally been met from policyholder premium receipts with any excess cash allocated to the investment portfolio. The Company regularly analyzes loss liabilities to project the cash flow required in future years. Since the overall portfolio is highly liquid, exact matching of bond maturities and liabilities is not a goal. Bond maturities are primarily selected to maximize total return. The Company believes that its cash and investments combined with its internally generated funds will be sufficient to meet its present and reasonably foreseeable operating and capital requirements and will not need to borrow funds from external sources. The Company had no material capital expenditure commitments as of December 31, 1998.

      The Company's bylaws require that MMIHC Class A Common Stock issued to MMIC policyholders be redeemed when a physician ceases to be insured by MMIC for any reason. The redemption value per share is calculated by dividing the net book value of the Company, excluding the net book value of MMIC (other shareholders' equity) from the calculation, by the number of MMIHC Class A Common Shares outstanding. More details about the redeemable stock and the actual redemptions during the years 1998, 1997 and 1996 are found in Note 2 to the consolidated financial statements. This limited redemption value preserves the capital of MMIC which is separately disclosed as other shareholders' equity in the consolidated financial statements. The consolidated statements of changes in other shareholders' equity found in the accompanying consolidated financial statements provide the details of additions to and reductions in other shareholders' equity.

      From time to time the Board of Directors of MMIC declares dividends payable to MMIHC to maintain the redemption value of the Company's Class A Common Stock and to provide capital for new ventures entered into by Solutions. A $2,000,000 dividend was declared in September of 1998 and paid in November of 1998 for those reasons mentioned above. No dividends were declared or paid by MMIC to MMIHC in 1997. In July 1996, a dividend of $327,000 was paid to MMIHC as required by a provision of the MMIC/MLM merger agreement. Per the merger agreement, the amount was sufficient to maintain the per share redemption value of MMIHC's Class A Common Stock at the same per share value immediately after the merger as immediately before the merger. A $260,000 dividend was declared in November of 1995 and paid in February of 1996 primarily to maintain the redemption value of the Company's Class A Common Stock.

Results of Operations

      Net premiums earned increased $2,098,000 in 1998 from 1997. Although policyholder rates remained relatively level, new business generated approximately $1,263,000 of additional earned premium. The remaining increase was the result of the following significant factors:

      1. The estimated reinsurance premium applicable to the treaty years 1992-1994 and 1995-1997, which is based in part on reinsured claims experience, was reduced $2,550,000 on a net basis in 1998. This compares to a net reduction for those treaty years of $2,950,000 in 1997 resulting in a net decrease in premium between years of $400,000.

      2. The Company negotiated lower rates on its 1998 reinsurance contract that reduced ceded premiums by $1,031,000 compared to 1997. This increased 1998 net premiums earned.

      3. In 1998, $789,000 was received from the commutation of a reinsurance treaty covering the 1991 year. Since no reinsurance commutation occurred in 1997, premiums increased from 1997 to 1998 by $789,000.

      4. Retrospective premium credits of $5,200,000 for Minnesota policyholders and $280,000 for North Dakota policyholders were recorded in 1998. The premium credits for 1997 were $5,000,000 for Minnesota policyholders only. The difference between years resulted in a $480,000 decrease in 1998 net premiums earned.

      Net premiums earned increased $1,749,000 in 1997 from 1996. Although policyholder rates remained relatively level for 1996 and 1997, an increase in the number of policyholders in 1997 resulted in additional earned premium of $500,000. The remaining increase was the result of the following significant factors:

      1. The estimated reinsurance premium applicable to the treaty years 1992-1994 and 1995-1997, which is based in part on reinsured claims experience, was reduced $2,950,000 in 1997 versus an increase of $925,000 in 1996. This resulted in a net increase in premium between years of $3,875,000.

      2. The Company recorded an increase of $1,171,000 in the Iowa Development Experience Liability account in 1997. A similar increase of $2,901,000 was recorded in 1996. While these increased liabilities both reduce premium, the difference in the amounts between years caused an increase in net premiums earned from 1996 to 1997 of $1,730,000.

      3. In 1996, $2,194,000 was received from the commutation of a reinsurance treaty covering the years 1989 and 1990. This increased 1996 premiums. Since there was no counterpart in 1997, premiums decreased $2,194,000 from 1996 to 1997.

      4. A number of other prior year reinsurance premium adjustments recorded in 1996 increased 1996 premiums by $2,143,000. With no counterpart in 1997, the difference between years decreased 1997 premiums by $2,143,000.

      Net investment income decreased $590,000 from 1997 to 1998 and $552,000 from 1996 to 1997. Although total invested assets has increased over the same time period, the fixed maturity component of invested assets has decreased due to the Company's efforts to maximize total return and diversify the portfolio as referred to earlier under the Liquidity and Capital Resources section. Since it is the largest contributor to the Company's investment income, the decrease in fixed maturity investments decreased investment income. Yields on fixed maturity investments also declined over the same time period further contributing to the decrease in investment income.

      Realized capital gains increased $2,465,000 to $8,949,000 in 1998 and increased $4,713,000 to $6,484,000 in 1997. During 1998, approximately $1,175,000 of net capital gains were realized through the allocation of $15,000,000 to international equities in January of 1998. The remaining $7,774,000 of 1998 net realized capital gains resulted from the management of the portfolio on a pre-tax total return basis within the parameters set by the Board's Investment Committee. During 1997, the fixed income portfolio was restructured to pursue the newly adopted pre-tax total return objective resulting in net realized capital gains of $4,916,000. An additional $1,568,000 of net capital gains were realized in 1997 in the normal course of managing the investment portfolio. The Company employs three outside professional advisors to manage the portfolio: one to manage investment-grade fixed income securities, one to manage large-cap domestic equities, and one to manage international equities. The managers operate within the Company's adopted investment policy as approved by the Board's Investment Committee. This policy was revised in 1997 as previously discussed under the Liquidity and Capital Resources section. The Investment Committee meets with outside investment managers approximately four times per year.

      Losses and loss adjustment expenses are the costs associated with the settlement of insurance claims and are the Company's principal expense. Incurred loss and loss adjustment expenses were $37,494,000 for 1998 compared to $31,834,000 in 1997 and $32,257,000 in 1996. This results in an increase of 17.8
% between 1998 and 1997 versus a slight decrease of 1.3% between 1997 and 1996. As shown in Note 5 of the consolidated financial statements, the current year's provision for loss and loss adjustment expense, which is based upon policyholder exposure, expected frequency of losses, and severity of losses, was fairly stable for the years 1998, 1997 and 1996. Loss and loss adjustment expenses also include adjustments of prior years' estimates. These adjustments to the liability for loss and loss adjustment expense are evaluated by management and supported by an outside actuarial review performed at the conclusion of the year. As shown in Note 5 of the consolidated financial statements, these evaluations resulted in a reduction in estimated liabilities applicable to prior years of $4,433,000, $8,352,000 and $8,844,000, respectively in 1998, 1997 and
1996. The less favorable development on prior years is the primary reason for the greater incurred loss and loss adjustment expenses in 1998.

      The following schedule summarizes the development of the liability for loss and loss adjustment expense from 1988 through 1998. This schedule is presented net of reinsurance which the Company believes best explains the development as it affects operating results. The Company has a conservative loss reserving policy which, when coupled with a moderation of malpractice insurance losses beginning approximately in 1986 for the Company and across the industry, has resulted in redundancies in liabilities greater than expected. The table indicates that the redundancy in loss liabilities, which develop as actual results become known, has significantly decreased from the high at December 31, 1990. Loss and loss adjustment expense liabilities have not been discounted in the Company's financial statements.

          Development of Liability for Loss and Loss Adjustment Expense
                             (Thousands of Dollars)

                        1988      1989     1990      1991     1992     1993      1994    1995     1996      1997    1998
                      ------------------------------------------------------------------------------------------------------
Liability for unpaid
  loss and loss
  adjustment expense  $74,577  $89,630   $97,375  $100,167  $98,617  $105,589  $88,227  $96,424  $90,342  $89,394  $94,467

Cumulative amount of
  liability paid
  through:
    1 year later       12,067   10,585    13,973    19,112   21,422    25,251   26,879   33,454   30,097   28,755
    2 years later      19,043   21,890    28,643    32,798   37,498    42,685   46,925   53,132   44,562
    3 years later      24,143   30,869    35,305    39,906   45,227    51,087   55,534   59,568
    4 years later      26,241   35,015    37,624    42,752   46,226    53,594   57,129
    5 years later      27,561   35,115    38,298    43,994   46,823    53,288
    6 years later      27,695   35,187    39,505    44,370   46,810
    7 years later      27,695   35,295    39,861    44,420
    8 years later      27,695   35,295    39,862
    9 years later      27,695   35,295
   10 years later      27,695

Liability
  re-estimated as of:
    1 year later       65,928   73,244    83,359    83,991   94,633    80,960   85,595   87,580   81,990   84,961
    2 years later      51,379   62,056    64,876    74,883   69,490    75,364   76,365   79,665   76,542
    3 years later      43,516   52,010    56,351    53,538   65,568    64,586   67,891   77,294
    4 years later      35,753   44,582    42,075    52,833   56,426    57,851   65,794
    5 years later      31,052   37,872    41,771    45,892   52,388    56,785
    6 years later      29,052   37,617    39,519    43,760   53,014
    7 years later      29,002   35,882    38,929    43,563
    8 years later      28,724   35,882    38,929
    9 years later      28,724   35,882
   10 years later      28,724

Cumulative redundancy  45,853   53,748    58,446    56,604   45,603    48,804   22,433   19,130   13,800    4,433

      Underwriting, acquisition and insurance expenses increased $1,189,000 from $5,509,000 in 1997 to $6,698,000 in 1998. Approximately $469,000 of the increase came from increases in variable expenses such as commissions and premium taxes that resulted from the greater premium volume. The remaining increase was largely due to additional staff needed to manage Company growth and added costs from the conversion to a new insurance company operating system.

      Underwriting, acquisition and insurance expenses increased $828,000 from 1996 to 1997. Approximately $425,000 of the increase was due to payments to state medical societies, for the first time in 1997, under license and endorsement agreements. The remaining increase reflected the increase in overall cost of operating the Company in 1997 with employee salaries and benefits being the largest component.

      Other operating expenses increased $2,503,000 from $1,086,000 in 1997 to $3,589,000 in 1998. Approximately $2,344,000 of the increase was from operating two new, non-insurance companies, Solutions and MedPower. Both Solutions and MedPower began active operations as of the beginning of 1998 as described in
Item 1 of this Form 10-K. The remaining increase resulted primarily from added costs of operating the holding company.

      Other operating expenses increased $228,000 from $858,000 in 1996 to $1,086,000 in 1997. Approximately $131,000 of the increase was from researching and forming the new business development company that became Solutions. The remaining increase resulted primarily from additional stock issuance expenses.

      Income before income taxes decreased to $8,637,000 in 1998 compared to $13,763,000 in 1997. The decrease resulted primarily from less favorable development on loss liabilities estimated in prior years and added expenses from operating two non-insurance companies newly formed at the beginning of 1998.

      Income before income taxes increased to $13,763,000 in 1997 from $8,939,000 in 1996 primarily from the reversal of loss liabilities established in prior years and additional net realized capital gains from the repositioning of the investment portfolio.

      Income taxes decreased to $2,689,000 for 1998 compared to $4,463,000 for 1997. The effective tax rates for 1998 and 1997 were 31.1% and 32.4%, respectively. The principal factor in the decline in the effective tax rate was a recovery of prior taxes recorded in 1998.

      Income taxes increased to $4,463,000 for 1997 compared to $1,458,000 for 1996. The effective tax rates for 1997 and 1996 were 32.4% and 16.3%, respectively. The increase in the effective tax rate for 1997 was primarily due to a reduction in tax-exempt investment income due to the 1997 repositioning of the investment portfolio that eliminated tax-exempt municipal bonds. A 1997 payment of prior year taxes and tax-exempt life insurance proceeds received in 1996 also contributed to the increase in the effective tax rate in 1997.

      Net income realized by the Company was $5,948,000 for 1998 compared to $9,300,000 for 1997 because of the factors discussed above. Basic net income per share decreased to $48.36 for 1998 from $77.79 per share for 1997. Diluted net income per share decreased to $43.65 for 1998 from $70.23 per share for 1997.

      Also due to the factors discussed above, the Company realized net income of $9,300,000 for 1997 compared to net income of $7,481,000 for 1996. Basic net income per share increased to $77.79 for 1997 from $64.45 per share for 1996. Diluted net income per share increased to $70.23 for 1997 from $58.33 per share for 1996.

Year 2000 Issue

      The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process transactions, send billings, or engage in similar normal business activities.

      A Year 2000 Task Force was formed in early 1998 consisting of members of senior and departmental management to evaluate and monitor the Year 2000 issue, identify the causes and consequences to the Company, and develop courses of action including contingency plans as deemed necessary. The Year 2000 Task Force assessment includes the following key areas: internal computer hardware and software, significant business partners and vendors and insurance policy exposure.

      An evaluation of the Year 2000 readiness of all significant internal computer hardware and software applications and devices was completed in the latter part of 1998. The evaluation identified three pieces of network hardware and one subsidiary operating system that were not Year 2000 compliant. The three pieces of network hardware did not impact time sensitive operations and therefore did not pose any significant Year 2000 risk to the Company. The operating system used by the MedPower subsidiary is in the process of being converted to a new, Year 2000 compliant platform. The new operating system is expected to be fully operational by June 1999 with a total conversion cost estimated at $250,000. The conversion was approximately 60% completed and had expenditures of approximately $150,000 as of the date of this Prospectus. As a result of the above evaluation, management believes that the Year 2000 issue has been adequately addressed with respect to internal use hardware and software.

      A Year 2000 compliance inquiry was prepared and mailed in early October of 1998 to all of the Company's key business partners and service vendors. Responses are being evaluated and follow-up will be performed during 1999 as appropriate. No assurances, however, can be given that the systems of other companies on which the Company's operations rely will become Year 2000 compliant in a timely manner, or that the failure by a third party to become Year 2000 compliant would not have a material adverse effect on the company.

      A multi-departmental team consisting of claims, risk management and underwriting management studied and carefully assessed the exposure that might exist in the policies issued by MMIC. The majority of the exposure is related to medical equipment that contains computer chips and may be affected by the Year 2000 bug. This is primarily an exposure for the products liability carrier. All hospital insureds have been surveyed to monitor their compliance to MMIC guidelines on medical equipment. All current hospital insureds are in compliance. At this point, no coverage change or exclusion has been enacted for the medical malpractice professional liability policy. A Year 2000 exclusion became effective January 1, 1999 on all premises and general liability policies issued by MMIC. This exclusion will continue through the 2000 policy year. MMIC has communicated its Year 2000 exposure preparedness to its reinsurers and they fully support the plan as developed. While MMIC feels confident in the completeness of its due diligence on Year 2000 exposure, it is not yet possible to determine whether Year 2000 claims will be made against these policies or if such claims will be held to have merit and what potential financial impact may result.

      Although the Company expects to complete its Year 2000 remediation in 1999, there are risks if its efforts are delayed or fail. A delay or failure in remedying a Year 2000 issue, caused by internal computer hardware or software errors or failures, or by key business partners and service vendors who fail to become Year 2000 compliant could, in a worst case, interrupt the Company's business. Depending upon the extent and duration of the business interruption resulting from non-compliance issues, such interruption could have a material adverse effect on the Company's business, financial condition, and results of operations. Although the Company believes the likelihood is remote based on the due diligence performed as described previously, the potential does exist in a worst case scenario for claims to be made by MMIC policyholders for Year 2000 failures they experience. Depending on whether such claims are deemed to have merit and to the extent and amount these claims are awarded compensation, such claims could have a material adverse effect on the Company's business, financial condition, and results of operations.

      The Year 2000 Task Force has developed contingency plans for the Company with the exception of the MedPower subsidiary which is in the process of developing a separate contingency plan. MedPower's contingency plan is expected to be completed by June 1999. If the Company encounters Year 2000 problems with respect to internal computer hardware and software, core functions can be processed manually until the problems are remedied. If unanticipated Year 2000 problems occur with key service vendors, essential services can be handled manually or through other vendors until the problems are resolved. The Year 2000 Task Force will be evaluating the need to test backup manual systems and identify alternative key service vendors. In the event Year 2000 claims are made on policies written by MMIC, the Company believes these claims will be without merit and will vigorously defend its position. Although the Company believes its contingency plans will be adequate, no assurances can be given that such plans will address all risks that may actually arise.

      The anticipated completion dates for Year 2000 compliance and the Company's contingency plans and the cost estimates for the completion of Year 2000 modifications are based on management's best estimates utilizing current data regarding available resources, coordination with third parties and other relevant factors and information about systems conversion. No assurances, however, can be given that these estimates will be achieved and actual results may differ from those anticipated.

      Readers are reminded that forward-looking statements contained in this description of the Company's treatment of the Year 2000 issue should be read in conjunction with the Company's following disclosures under the heading "Cautionary Note Regarding Forward-Looking Statements."

              Cautionary Note Regarding Forward-Looking Statements

      Statements other than historical information contained in this Prospectus are considered to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended.

      All forward-looking statements address matters that involve risks and uncertainties. Accordingly, in addition to the factors discussed in this Prospectus, there are or will be other important factors that could cause actual results to differ materially from those indicated in such statements. These factors include but are not limited to:

   i. the impact of changing market conditions on the Company's business strategy;

   ii. the effects of increased competition on pricing, coverage terms, retention of customers and ability to attract new customers;

   iii. greater severity or frequency of the types of losses that the Company insure;

   iv. faster or more adverse loss development experience than that on which the Company based its underwriting, reserving, and investment practices;

   v. developments in global financial markets which could adversely affect the performance of the Company's investment portfolio;

   vi. litigation, regulatory or tax developments which could adversely affect the Company's business;

   vii.  risks associated with the introduction of new products and services;

   viii. dependence on key personnel;

   ix.   the impact of mergers and acquisitions; and

   x. failure of the Company or significant third parties to achieve Year 2000 compliance or material expense incurred in connection with such compliance.

      The facts set forth above should be considered in connection with any forward-looking statement contained in this Prospectus. The important factors that could affect such forward-looking statements are subject to change, and the Company does not intend to update any forward-looking statement or the forgoing list of important factors. By this cautionary note, the Company intends to avail itself of the safe harbor from liability with respect to forward-looking statements provided by Section 27A and Section 21E referred to above.

      Market risk is the risk of loss that may occur when fluctuations in interest and currency exchange rates and equity and commodity prices change the value of a financial instrument. Both derivative and nonderivative financial instruments have market risk. The Company is primarily exposed to interest rate risk on its investment in fixed maturities and equity price risk on its investment in equity securities.

      As disclosed previously, the Company's fixed maturity and equity investments are classified as available for sale and are managed to preserve assets, maximize pre-tax total return, and assure adequate liquidity to meet the funding needs of the Company. Under the current investment policy, management does not use derivative instruments to manage exposure to either interest rate risk or equity price risk. Professional outside investment managers adjust portfolio characteristics, such as sector and average life, based on their outlook of market conditions within the parameters set by the Company's investment policy as approved by the Investment Committee of the Board of Directors.

      Based on the effective duration of the fixed maturity investment portfolio as of December 31, 1998, an abrupt 100 basis point increase in interest rates along the entire interest rate yield curve would adversely affect the fair value of fixed maturity investments by approximately $8,500,000. Based primarily on past annual performance relative to the Standard & Poors 500 Market Index (S&P
500), an abrupt ten percent decrease in the S&P 500 would adversely affect the fair value of equity securities by approximately $10,000,000 at December 31, 1998. The Company believes that there would be no material effect on its net income and cash flows in either scenario. This effect on net income and cash flows does not consider the possible effects a change in economic activity could have in such an environment. Investors, customers, regulators and legislators could respond to these fluctuations in ways the Company cannot foresee. Because the Company cannot be certain what specific actions would be taken and their effects, the above sensitivity analyses assume no significant changes in the Company's financial structure.

                                    BUSINESS

      Background. MMIC originally was organized in 1980 under the auspices of the MMA to provide professional liability insurance to Minnesota physicians who are members of the MMA. At that time, claims and awards in medical malpractice cases had been increasing dramatically, and physicians were faced with substantial premium increases and a declining number of insurers offering medical malpractice coverage. The business was reorganized in 1988 into a stock insurance company (MMIC), wholly owned by a holding company (MMIHC) which could pursue other business opportunities. The reorganization also was effected to give physicians a limited equity interest in their malpractice insurer, which would give them input into the operations of the insurer and an opportunity to share in any profits, while preserving the capital and surplus of MMIC. As of July 1, 1993, the Iowa physician-owned malpractice insurer, IPMIT, was merged with and into MMIC, and as of June 5, 1996, the Nebraska physician-owned malpractice insurer, MLM, was merged with and into MMIC.

      MMIC now provides professional liability insurance to physicians in Minnesota, Iowa, Nebraska, Wisconsin, Illinois, North Dakota and South Dakota. Professional liability, general liability and umbrella excess liability insurance is also available to hospitals, and healthcare systems through MMIC. MMIC has had the sponsorship of the MMA since inception and also has the sponsorship of the Iowa and North Dakota medical associations.

      Management Agreement. Pursuant to a written agreement renewable annually, MMIC pays MMIHC for comprehensive management, administration, and underwriting services, and for use of MMIHC's facilities, equipment and personnel. MMIHC receives a management fee generally equal to the allocated cost of providing such services, plus 10 percent. As a result of this agreement, MMIHC employs all of the employees, and owns all of the non-financial assets, used in the operation of the businesses of the Company. The agreement is subject to annual review and approval by the Minnesota Department of Commerce. See Note 1 to MMIHC's Consolidated Financial Statements.

      Insurance Policies. MMIC primarily writes policies of medical professional liability insurance to: (1) individual physicians, and (2) partnerships or professional corporations comprised of physicians ("clinics"), and (3) hospitalsand healthcare systems. In addition, MMIC writes business liability insurance providing coverage for claims against a medical business entity resulting from acts by its employees, and office premises liability insurance providing coverage for claims arising out of the ownership, maintenance or use of office premises of the insured.

      In addition to meeting MMIC's underwriting standards, insureds must be licensed to practice in Minnesota, Iowa, Nebraska, Wisconsin, Illinois, North Dakota or South Dakota, and conduct a majority of their practice in such states. All insured clinics must have their principal place of business in one of MMIC's states and all full-time physicians practicing with insured clinics must be insured by MMIC.

      MMIC offers a "claims-made" medical malpractice liability insurance policy. Under a claims-made policy, coverage is provided for claims asserted and reported to MMIC while the policy is in effect relating to occurrences which took place during the period in which the insured had coverage with MMIC. The policy also covers prior acts (i.e., claims first made during the policy period with respect to occurrences which took place prior to the date the insured initially secured coverage from MMIC) for physicians previously insured under a claims-made policy with another professional liability insurer. Prior acts coverage is not available from MMIC for physicians who have not been continuously insured prior to obtaining coverage from MMIC.

      MMIC also offers reporting endorsements ("tails") which provide coverage of subsequent claims (i.e., claims first made subsequent to the date the insured terminates basic insurance coverage with MMIC, but with respect to occurrences which took place while the insurance coverage was in effect prior to such termination date) made against its former insureds who have voluntarily terminated insurance coverage with MMIC. In the event of death, permanent disability, or retirement at age 55 or older after five years of coverage with MMIC, the reporting endorsement is provided at no additional premium.

      MMIC offers basic limits of coverage from $1,000,000 for each claim, subject to $3,000,000 annual aggregate, up to $12,000,000 for each claim, subject to $14,000,000 annual aggregate. Excess coverage above the basic limits is available from MMIC's reinsurers on a facultative basis.

      Reinsurance. MMIC purchases reinsurance in order to reduce its liability on individual risks and to protect against catastrophic losses. A reinsurance transaction takes place when an insurance company transfers, or "cedes", to another insurer a portion of its exposure on insurance it writes. The reinsurer assumes the exposure in return for a portion of the premium. The reinsurer's liability is limited to losses it assumes that are in excess of the portion retained by MMIC. However, in the event the reinsurer is unable or otherwise fails to pay, MMIC remains primarily liable for the loss.

      Historically, entering into reinsurance agreements permitted MMIC to issue policies having greater liability limits than otherwise would have been allowed under Minnesota insurance law, which prohibits an insurer from retaining a risk on any one claim that is greater than 10 percent of its surplus. As MMIC's surplus has grown, MMIC now utilizes reinsurance primarily to limit its risk on any single claim. Such limits of risk assumed by MMIC for physician coverage have increased from $150,000 in the first year of operations to $750,000 currently. The single claim limit of risk assumed is $750,000 for hospital coverage. The reinsurer will pay losses in excess of the amount of risk retained by MMIC, not to exceed the limits of liability of the policies issued by MMIC.

      MMIC currently operates under an excess-of-loss reinsurance treaty with General Reinsurance Corporation of Stamford, Connecticut (80%), Hanover Reinsurance Company of Hanover, Germany (7%), Transatlantic Reinsurance Corp. (6.5%), and CNA Re, UK (6.5%), whereby the reinsurers insure against losses in excess of the loss limit retained by MMIC. General Reinsurance Corporation is the largest reinsurer of medical professional liability in the United States and one of the largest in the world and has received the highest rating of A++ by A.M. Best & Company, Inc. Hanover Reinsurance Company is rated A+; Transatlantic Re is rated A++; and CNA Re, UK is rated A by A.M. Best & Company, Inc. Coverage under the treaty was initially issued on January 1, 1998, and is continuous until canceled by either party. MMIC commuted the reinsurance treaties covering the period from October 1, 1986 through December 31, 1991. As a result, there is no longer any reinsurance coverage for those report years. As of December 31, 1998, there is one open case with $10,000 in loss reserves pertaining to those report years. Previous reinsurance treaties, which remain in effect for incidents prior to

October 1, 1986, were with various domestic and foreign reinsurers, all of whom have maintained their obligations to MMIC and appear to be financially sound. MMIC currently cedes about $4,700,000 of premium per year under the reinsurance treaty.

      Marketing and Distribution. Marketing of MMIC policies in Minnesota, South Dakota, Nebraska, Illinois and Wisconsin primarily is handled directly by MMIC through salaried marketing representatives. MMIC has also made marketing arrangements with a select group of large national brokers to assist MMIC in the production of large accounts and in the production of new coverages as they are developed. These brokers will sell MMIC's products in all states in which MMIC is licensed to do business. IMS Services Company, a wholly-owned subsidiary of the Iowa Medical Society, is the exclusive agent for marketing MMIC policies to physicians and clinics in Iowa. MMIC does not believe that the loss of any exclusive agent would have a material adverse effect on its business because other agents are available and MMIC has the in-house capacity to market directly in any of these areas. MMIC hospital insurance policies are marketed directly by MMIC and through independent agents and brokers. MMIC approves all policies (and their terms) sold by agents prior to their becoming effective, and no commissions are earned by agents until such approval has been granted.

      Investments. MMIC's investment portfolio is under the direction of the Board of Directors acting through the Investment Committee. The Investment Committee establishes MMIC's investment policy which, in summary, is to assist in maintaining MMIC's financial stability through the preservation of assets and the maximizing of pre-tax investment income. In 1997, the Committee changed the investment guidelines to maximize pre-tax income and to extend the duration of the fixed income investments. Adequate liquidity is maintained to assure that MMIC has the ability to meet its insurance operational requirements, in particular the payment of claims. MMIC employs outside investment managers who manage the portfolio on a discretionary basis consistent with the policies set by MMIC. In addition, the Investment Committee utilizes the services of a separate outside consultant who calculates performance measures and provides an independent opinion on the overall results being obtained by the investment managers.

      MMIC's investment portfolio consists primarily of investment grade fixed income instruments, including United States Government, governmental agency, and corporate bonds. Fixed income investments comprised approximately 62% of total invested assets at December 31, 1998 compared to 70% at December 31, 1997. MMIC's investment policy also permits the inclusion of equity securities. Equity securities comprised approximately 33% of total invested assets at December 31, 1998 compared to 20% at December 31, 1997. The increase in the proportion of equity securities was due to an increase in equity market values and a reallocation of $15,000,000 from fixed income investments to international equities in January 1998. The objectives of this reallocation were to further diversify the portfolio and maximize pre-tax total return. The remainder of MMIC's investment portfolio, 5% and 10% at December 31, 1998 and 1997, respectively, was invested in a real estate investment trust and short-term instruments.

      The following table sets forth the composition of the combined investment portfolio of the Company at the dates indicated:

                                                   Book Value at December 31,
                                                   --------------------------
                                                         (in thousands)
Investments
-----------
                                                  1996        1997        1998
Fixed maturities at fair value
  (cost: 1996 - $179,979,
         1997 - $170,590, 1998 - $161,430)      $183,561    $171,975    $164,652

Equity securities at fair value
  (cost: 1996 - $20,237,
          1997 - $20,595, 1998 - $41,906,)      $ 38,001      49,759      86,554
Short-term                                         7,898      13,909       3,556
Other                                                         10,000      10,000
                                                            --------    --------
Total Investments                               $229,460    $245,643    $264,761
                                                ========    ====================

      The following schedule compares the average yield on investments during the last three years.

                                                   Year Ending December 31,
                                                   ------------------------

                                                1996        1997        1998

Average yield                                   5.4%        4.9%        4.3%

      The fair value of fixed maturities at December 31, 19976, by contractual maturity, is shown below as a percentage of the total fixed maturities portfolio:

                                        Percentage of Fixed
      Maturity                    Maturity Portfolio at Fair Value
      --------                    --------------------------------

      0 - 1 year                                 4%
      1 - 5 years                               25
      5 - 10 years                              17
      Over 10 years                             54
                                                --
                                               100%
                                               ===

      Rating. A. M. Best & Company, Inc. ("Best's"), publisher of Best's Insurance Reports, Property-Casualty, has assigned MMIC an A, or excellent, rating in 1998. Best's ratings range from A++ to F, and are based on an analysis of the financial condition and operation of an insurance company as compared with the industry in general. MMIHC believes that a favorable rating has a positive effect since customers and their advisors often review Best's ratings when selecting an insurer and are more apt to purchase insurance from a company with a positive rating because of the greater security and stability associated with a positive rating. A positive rating relates to the ability of an insurer to meet its insurance obligations and does not directly relate to the value of the insurer's securities. A.M. Best calculates several ratios and publishes them each year as part of its annual report.

      Government Regulation. MMIC is subject to governmental regulation in the states in which it conducts its business - Minnesota, Iowa, Nebraska, Illinois, Wisconsin, North Dakota and South Dakota. Such regulation is conducted by state agencies having broad administrative power dealing with all aspects of MMIC's business, including policy terms, rates, dividends and retroactive premium adjustments to insureds, and dividends to the parent corporation, MMIHC.

      Without prior approval from the Minnesota Commissioner of Commerce, annual dividends to MMIHC cannot exceed 10 percent of unassigned surplus of MMIC or the prior year's net income from operations of MMIC, whichever is greater. MMIC is also subject to statutes that require it to file periodic information with state regulatory authorities, and is subject to a financial and business conduct examination every three years. MMIHC is also subject to statutes governing insurance holding company systems in Minnesota, which relate primarily to the acquisition of control of insurance companies directly or through a holding company.

      Competition. MMIC's major competitor is the St. Paul Companies. The St. Paul Companies is a major national property-casualty insurance company, is the largest writer of medical professional liability insurance in the United States, and is many times larger than MMIC. In addition to the St. Paul Companies, several other national companies have become active in the last several years, including Medical Protective Insurance Company, CNA Insurance Company, Zurich Insurance Company, Fireman's Fund Insurance Company and American Continental Insurance Company (commonly referred to as "MMI"). At this time these additional competitors have achieved limited market penetration, but represent an increasing competitive pressure for the future. In addition, several other physician-owned specialty carriers have entered the market, but have yet to be a significant factor in MMIC's area. Finally, in the mid-1990's, several large self-insured hospitals in Minneapolis and Des Moines have purchased MMIC insured clinics, and other physician practices were purchased by large, self-insured clinics such as the Mayo Clinic. In response to the consolidation occurring among health care providers, MMIC expanded its underwriting capacity by partnering with its reinsurers to provide the types of coverages needed by larger health organizations. MMIC is the only carrier in Minnesota, Iowa and North Dakota markets endorsed by local medical societies and owned by its physician-insureds, which management believes gives MMIC a competitive advantage in marketing to physicians.

      The market for medical professional liability insurance is changing, especially with the dramatic changes proposed and occurring in the broader health care industry. Various changes in the market for medical professional liability insurance are possible as a result of developments such as practice consolidation and integration, physician-hospital organizations, various forms of managed health care, various forms of alliances between providers, proposals for enterprise liability, and many others. Management is developing new programs and products which it believes will allow it to remain competitive as such change occurs, although no assurance can be given to that effect.

      Employees. As of December 31, 1998, MMIHC employed 82 persons, of whom six were executives, 52 were supervisory employees or specialists, and 24 were clerical employees. None of the employees is covered by a collective bargaining agreement and management believes that relations with employees are good.

      Properties. MMIHC owns the following fixed assets, all of which are used in the conduct of its business:

                                                             Net Book Value
                                                          December 31, 1997
                                                          -----------------

Office furniture and equipment                                     $250,291
Leasehold improvements at leased premises,
   6600 France Ave. S., Minneapolis, MN                              37,819
Computer hardware                                                   728,593
Computer system software                                          1,911,712
                                                                 ----------

      Total                                                      $2,928,415
                                                                 ==========

The Company owns no real estate. MMIHC leases approximately 15,765 square feet of office space in Edina, Minnesota under a 10-year lease that expires in 2001, subject to the option of MMIHC to renew the lease for an additional five years after the original term. Solutions and MedPower operated out of a separate, leased, 3,149 square foot facility also located in Edina, Minnesota. This lease is set to expire in 2001. An additional 4,060 square feet of office space is leased in West Des Moines, Iowa under a 10-year lease that expires in 2000, with an option for MMIHC to extend the term for an additional five years after the original term. Finally, 1,249 square feet of office space is leased in Omaha, Nebraska under a three year lease that expires November 30, 2000. Aggregate annual rent expense was $501,032 for 1998 and $427,646 for 1997.

      Litigation. MMIC believes that its loss and loss adjustment expense reserves are adequate to cover possible liability from claims and lawsuits against its insureds which arise in the normal course of its insurance business. Apart from such matters, MMIC is not a party to any pending or threatened legal proceeding which could have a material adverse effect on its operations.

                                   MANAGEMENT

Directors

      The names and ages of the directors of MMIHC and MMIC, the year each first became a director, and the number of Class A Common Shares owned by each as of December 31, 1998, are as follows:

                                                                        Class A
                                                                        Common
                                   Director         Principal           Shares
            Name              Age   Since           Occupation           Owned
--------------------------------------------------------------------------------

Michael Abrams                 37    1996  Exec V.P. Iowa Medical
                                             Society                       --
John R. Balfanz, M.D.          53    1995  Physician                       15
Gail P. Bender                 51    1996  Physician                       23
James R. Bishop, M.D.          57    1994  Physician                       --
David P. Bounk                 52    1995  President and CEO               --
Roger L. Frerichs, M.D.        59    1988  Surgeon                         88
Richard Geier, Jr., M.D.       58    1995  Physician                       24
Anthony C. Jaspers, M.D.       51    1996  Physician                       52
Russel J. Kuzel, M.D.          46    1997  Physician                       27
Wayne F. Leebaw, M.D.          55    1994  Physician                       25
Steven A. McCue, M.D.          57    1995  Physician                      126
William J. McMillan, Jr. M.D.  51    1997   Physician                      70
Harold W. Miller, M.D.         51    1996  Physician                       27
Anton S. Nesse, M.D.           60    1989  Radiologist                     54
Mark D. Odlund, M.D.           46    1996  Physician                       88
G. William Orr, M.D.           63    1996  Physician                       56
Norman Rinderknecht, M.D.      64    1993  Physician                       97
Paul S. Sanders, M.D.          54    1984  CEO-MN Medical Assoc.           --
Richard D. Schmidt, M.D.
   Secretary                   55    1990  Physician                      152
Judith F. Shank, M.D.          56    1999  Physician                       15
Andrew J. K. Smith, M.D.
   Chairman of Board           56    1990  Neurological Surgeon           199
G. David Spoelhof, M.D.        45    1989  Physician                       48
Tom D. Throckmorton, M.D.      53    1997  Physician                       72
R. Bruce Trimble, M.D
   Vice Chair of Board         58    1993  Physician                       23

      As of December 31, 1998 the directors of MMIHC, as a group, owned 1,283 Class A Common Shares, or one percent of the total Class A Common Shares outstanding as of such date. No executive officer owned any Class A Common Shares as of such date.

      All of the directors have been principally engaged in the practice of medicine for more than five years, except for Dr. Sanders who has been the Executive Vice President of the MMA since 1990, Michael Abrams, who has been the Executive Director of the Iowa Medical Society (the "IMS") since 1996 and David
P. Bounk who has been President and CEO of MMIHC since 1991. Prior to 1996, Mr. Abrams was Director, Governmental Relations of the Indiana Medical Association for nine years.

      The Bylaws of MMIHC provide that MMIHC's Board of Directors shall include the following: (1) up to 20 physicians divided into three classes and elected for staggered three-year terms; (2) for as long as the Class B Common Share is outstanding, the Chief Executive Officer of the MMA and the Executive Vice President of the IMS, both of whom shall be ex-officio directors; (3) the President of MMIHC as an ex-officio director; and (4) such additional ex-officio and advisory members as the Board of Directors may determine. At least two-thirds of the voting members of the Board of Directors must be members of a state medical association and insured by MMIC. The MMA, which has the exclusive right to elect directors, has agreed to elect the directors nominated by a committee of the Board of Directors. Directors serve until their successors are elected and qualified or until their prior resignation, removal, death or disqualification.

      The Bylaws of MMIHC provide for the election of directors who are members of the IMS in a number, when compared to the total number of directors, which is proportionate to the number of Iowa insureds compared to the total number of MMIC insureds, subject to a minimum of two Iowa directors, one of whom shall be the Executive Vice President of the IMS, for as long as the Class B Common Share is outstanding. The MMA has placed the Class B Voting Share in a voting trust which requires the trustee to vote the share for the election of the Iowa directors nominated by the IMS.

      The Board of Directors of MMIHC has the following standing committees: (1) Executive; (2) Audit and Budget; (3) Nomination; and (4) Compensation. The activities and current membership of each of these committees are described below:

      [The Executive Committee, pursuant to Minnesota law and the Bylaws of MMIHC, has the full power and authority to act for the Board between its meetings. The members of the Executive Committee include the Chairman, Vice Chairman and Secretary of the Board of MMIHC, the President, and such other individuals as appointed by the Board of Directors. The persons currently on the Executive Committee are as follows: Andrew J.K. Smith, Chairman, David P. Bounk, Roger L. Frerichs, M.D., Richard Geier, M.D., Paul S. Sanders, M.D., Richard D. Schmidt, M.D., Bruce Trimble, M.D. and Michael Abrams.

      The Audit and Budget Committee reviews and approves the annual audit of the books and records and annual budget of MMIHC. The members of the Audit and Budget Committee are R. Bruce Trimble., Andrew J.K. Smith, M.D., Richard Geier, M.D., John Balfanz, M.D. and Norman Rinderknecht, M.D.

      The Nominating Committee submits to the Board of Directors the names of all nominees for election to the Board. The Chairman of the Board is a member of the Nominating Committee together with the Vice-Chairman of the Board, the Chairman of the Board of the MMA or his or her designate, the Chief Executive Officer of the MMA, and such two members as appointed by the Board. The members of the Nominating Committee are Andrew J.K. Smith, M.D., Paul S. Sanders, M.D., Michael Abrams, R. Bruce Trimble, M.D., Anthony Jaspers, M.D., Stephan A. McCue, M.D. and Paul Matson, M.D.

      The Compensation Committee reviews and establishes the compensation and benefits of all executives of MMIHC. The Committee consists of the Chairman of the Board, the Vice Chairman of the Board, and three additional members appointed by the Board. The current members of the Compensation Committee are Andrew J.K. Smith, M.D., R. Bruce Trimble, M.D., and James Bishop, M.D. Harold W.. Miller, M.D. and John R. Balfanz, M.D..

      The Bylaws of MMIC provide that the directors of MMIHC shall also serve as the directors of MMIC, with the exception of any outside directors of MMIHC. Outside directors are persons who are not policyholders of MMIC or members of the MMA. There are currently no outside directors of MMIHC so the Boards of MMIHC and MMIC are identical at this time.

      The Board of Directors of MMIC has the following standing committees: (1) Claims (Minnesota and Iowa); (2) Investment; and (3) Underwriting/Risk Management. The activities and current membership of each of these committees are described below.

      The Minnesota and Iowa Claims Committees review trial alerts and individual claims when the settlement authority request is in excess of $350,000. The Claims Committees also review periodically all claims and lawsuits that have been closed and monitors overall claim statistics. The members of the Minnesota Claims Committee are Anton S. Nesse, M.D., Wayne R. Leebaw, M.D., Mark
D. Odland, M.D., Gail Bender, M.D., James R. Bishop, M.D., William L. Youmans, M.D., Susan J. Cushman, M.D. The members of the Iowa Claims Committee are Norman
K. Rinderknecht, M.D. Sean D. Cunningham, M.D., Scott A. Honsey, M.D.; Cassim M. Igram, M.D., Clarence H. Denser, Jr., M.D. and Tom D. Throckmorton, M.D.

      The Investment Committee establishes investment policy which is approved by the Board and implemented by professional investment managers, who are employed by MMIC for that purpose. The Investment Committee meets frequently with MMIC's investment manager and reviews the past performance, the current portfolio and the future direction of MMIC's investments. See "Business-Investments." The members of the Investment Committee are Richard Geier, Jr., M.D., Chairman, Charles A. Geer, Michael Abrams, M.D., Andrew J.K. Smith, M.D., Paul Sanders, M.D., Gail Bender, M.D., Harold Miller, M.D., G. William Orr, M.D., and Norman Rinderknecht, M.D.

      The Underwriting/Risk Management Committee establishes criteria for acceptability of new applicants for insurance. The committee reviews closed claims to determine renewal acceptability for current policyholders and recommend changes in underwriting policy to the Board of Directors. The members of the Committee are Richard Schmidt, M.D., Chairman, Charles F. Eisenbeis, M.D., Stephen A. McCue, M.D., George J. Nemanich, M.D., Thomas F. Varecka, M.D., Norman Rinderknecht, M.D., William J. McMillan, Jr., M.D., M.D., John R. Balfanz, M.D., Russel J. Kuzel, M.D., William J. McMillan, Jr., M.D., Anthony C. Jaspers, M.D., and Paul Sanders, M.D.

      The Chairman of the MMIHC Board of Directors (currently Dr. Smith) is paid an annual fee of $38,520. All members of the Board of Directors currently are paid $750 for each meeting of the Board of Directors they attend. In addition, members of the Executive Committee currently are paid $750 for each meeting of the Executive Committee they attend, and committee chairmen are paid $600 for each meeting of the standing committee they chair. Other members of standing committees currently are paid between $300 and $500, depending upon distance traveled, for each committee meeting they attend.

Executive Officers

      The names, ages and positions of the executive officers of MMIHC and MMIC are as follows:

                                                       Period of
                                   Position            Service as          Principal
       Name             Age      with Company          an Officer         Occupation
----------------------------------------------------------------------------------------------

David P. Bounk           52  President and Chief        8/1/90 to     President and Chief
                             Executive Officer            date        Executive Officer

Niles A. Cole            37  Vice President-Finance   1998 to date    Vice President-Finance
                             and Treasurer                            and Treasurer

Jack L. Kleven           52  Senior Vice President    1986 to date    Senior Vice President
                             and Chief Operating                      and Chief Operating
                             Officer                                  Officer

Elizabeth S. Lincoln     45  Vice President-Law       1990 to date    Vice President-Law
                             and Health Policy                        and Health Policy

Gerald M. O'Connell      44  Vice President -         1998 to date    Vice President -
                             Marketing                                Marketing

Michael G. Rutz          45  Vice President-           5/15/95 to     Vice President -
                             Underwriting                 date        Underwriting

      Mr. Bounk has over 30 years experience in the insurance industry and joined MMIHC and MMIC as President and Chief Executive Officer in August 1990. From July 1982 through July 1990, he was Executive Vice President and Chief Operating Officer of Missouri Medical Insurance Company, a corporation providing malpractice insurance to physicians in Missouri. Mr. Bounk has an MBA degree in finance.

      Mr. Bounk has an employment agreement which renews annually for successive calendar-year terms unless it is terminated by either party at least 60 days prior to any renewal date. The agreement provides that Mr. Bounk's base salary will be adjusted annually by the Executive Committee. If the agreement is terminated by MMIHC for cause or by Mr. Bounk voluntarily, he is entitled to receive his base salary for 30 days thereafter. If the agreement is terminated by MMIHC without cause, Mr. Bounk is entitled to receive his base salary for six months thereafter, plus one additional month for each year of service, subject to a maximum of 12 additional months, and then only until he commences new employment or self-employment. The agreement also prohibits Mr. Bounk from competing with MMIHC for one year following his termination of employment.

      Effective January 1, 1997, the Company entered into termination agreements with the executive officers. These agreements provide a severance package to these executives in the event of termination of employment without cause.

      Mr. Cole has over 15 years experience in the insurance industry, including 6 years with Washington State Physician's Insurance Association. He has been in his current position since March 1998. He has BS degrees in accounting and finance.

      Mr. Kleven has over 25 years experience in medical malpractice claims adjusting and management. He joined the Exchange in 1983, and was Vice President, Claims since March 1986. He was promoted to Chief Operating Officer on January 1, 1998. Prior to joining the Exchange, he was a liability manager at The St. Paul Companies for six years. He has a BS degree in business.

      Ms. Lincoln has over 15 years experience in medical professional liability risk management. She joined the Exchange in 1982, and was Vice President, Risk Management since January 1990. She transferred to Vice President, Law and Health Policy, effective January 1, 1998. She has a law degree.

      Mr. Rutz has over 20 years experience in the insurance industry, including 10 years in medical malpractice. From June 1986 through April 1994, he was Senior Regional Underwriting Manager with St. Paul Fire and Marine Insurance Company. From May 1994 through April 1995, he was Vice President with Alexander and Alexander, insurance brokers. He joined the Company in May 1995 as Vice President-Underwriting. He has a BS degree in resource management.

      Mr. O'Connell has over 22 years in the medical malpractice segment of the insurance industry. From 1977 to 1995, he was with St. Paul Fire and Marine Insurance Company holding various marketing and underwriting management positions. He joined the Company in October 1996. He has a BS in Agriculture Business Management with an emphasis in Insurance.

      Officers serve until their successors are appointed by the Board of Directors, or until their prior resignation, removal or death.

Summary Compensation Table

      The following table summarizes compensation paid by MMIHC to its five most highly compensated executive officers for services rendered in all capacities during the last three years.

                                                          Cash Compensation
 Name of Individual     Capacities in                     -----------------     All Other
 or Number in Group      Which Served                      Salary     Bonus  Compensation(a)
-------------------------------------------               ------------------------------------

David P. Bounk         President and Chief         1998   $200,187   $85,830     $32,272
                       Executive Officer           1997    187,088    56,126      20,963
                                                   1996    170,080    51,024      17,687

Jack L. Kleven         Senior Vice President and   1998    167,716    61,636      30,847
                       Chief Operating Officer     1997    145,840    43,752      17,193
                                                   1996    132,420    39,796      17,384

Elizabeth S. Lincoln   Vice President-Law          1998    108,015    33,080      29,242
                       and Health Policy           1997    102,871    30,861      13,286
                                                   1996     97,020    29,106      14,319

Gerald M. O'Connell    Vice
                       President-Marketing         1998    109,000    34,749      21,739
                                                   1997     95,077    11,530      17,850
                                                   1996     24,900     2,423       4,608

Michael G. Rutz        Vice President-             1998    119,816    36,694      31,406
                       Underwriting                1997    114,110    34,233      14,113
                                                   1996    108,680    32,604      14,980

(a) Includes employer contributions to qualified retirement plans and the term and cash surrender value of supplemental life insurance premiums.

      MMIHC also maintains a Supplemental Executive Retirement Plan ("SERP") which provides an annual retirement benefit for an executive officer who retires at age 62 with 10 years of service of 70% of the officer's final average salary. Benefits are reduced for years of service less than 10 and retirement prior to age 62. The annual benefit payable under the SERP is reduced by 50% of the officer's primary Social Security benefit and by the annual benefit (expressed in the form of an annuity) of the officer's accrued benefits under MMIHC's current money purchase pension plan and a predecessor plan. The estimated annual benefits payable upon retirement at normal retirement age for the executive officers in the Summary Compensation table are as follows: Mr. Bounk--$201,500; Mr. Kleven--$125,900; Ms. Lincoln--$82,000; Mr. Rutz--$147,100 and Mr.
O'Connell--$96,400. The estimated annual retirement benefits were calculated assuming salary increases of five percent per year, discounted four percent per year for future inflation to express the estimated benefits in today's dollars.

                          DESCRIPTION OF CAPITAL STOCK

      Description of Class A Common Shares. Class A Common Shares, $.01 par value, are uncertificated shares which may be owned by individual physicians or by individual physicians jointly with the legal entities in which they practice. In the latter case the Shares can be voted only by the physicians, subject to their right to grant proxies. Each individual holder of Class A Common Shares has only one vote, regardless of the number of shares that he or she owns. Holders of Class A Common Shares have the right to vote on all corporate matters except for the election of members of the Board of Directors of MMIHC. Such right has been granted to the MMA, the holder of the sole Class B Voting Share which is authorized and outstanding. However, the MMA has agreed to elect the directors nominated by a committee of the Board of Directors. See "Description of Class B Voting Share."

      As long as the Class B Voting Share remains outstanding, the holders of Class A Common Shares may, at any time, cause MMIHC to redeem the Class B Common Share at par value ($1,000), and thereby gain the right to elect directors. Such an action requires the vote of a majority of the Class A shareholders and two-thirds of the Class A shareholders who vote on the question.

      The Class A Common Shares are restricted shares that cannot be sold to any person other than MMIHC and are subject to mandatory redemption at the time that the physician-insured terminates his or her insurance coverage for any reason. The redemption price will be based on the net book value of MMIHC, excluding the net book value attributable to MMIC (MMIHC's primary asset). By excluding the value attributable to MMIC from the calculation of the redemption price, MMIC's capital and surplus will be preserved and not reduced by the redemption. Other terms and conditions of the redemption will be established by the Board of Directors of MMIHC. The redemption amount thus reflects primarily MMIHC's net income from operations, which consists principally of management fees paid by MMIC, plus earnings on investments, plus any dividends paid by MMIC to MMIHC.

      Holders of Class A Common Shares will share in any remaining assets upon liquidation of MMIHC, proportionately on the basis of the number of shares held by each shareholder. In the event of any liquidation, all of the assets of MMIHC will be included, including MMIC if MMIC remains a subsidiary of MMIHC at the time of liquidation. In the event of any merger, sale of all or substantially all of the assets, or other extraordinary event, any consideration payable to holders of Class A Common Shares will reflect the full value of the Shares and will not be limited to the redemption amount.

      The Class A Common Shares do not entitle their holders to preemptive rights or cumulative voting, and no assignment or other transfer of the Class A Common Shares is permitted. Holders of Class A Common Shares are permitted to enter into voting agreements and appoint proxies to vote such shares, and are permitted to assign their rights, if any, to the proceeds from any redemption of Class A Common Shares.

      There is no market for the Class A Common Shares, nor is it anticipated that there ever will be a public or private market in which the Class A Common Shares are traded. Accordingly, all holders of Class A Common Shares must expect to retain their shares until they cease to be policyholders of MMIC. MMIHC has never paid a dividend nor does it intend to within the foreseeable future, although the Class A Common Shares will have the right to receive dividends when, as, and if the Board of Directors of MMIHC authorizes the payment of a dividend.

      All physicians who were MMIC insureds at the time of the reorganization in 1988, IPMIT insureds at the time of its merger with MMIC in 1993, or MLM insureds at the time of its merger with MMIC in 1996, received shares of MMIHC upon completion of those transactions in accordance with the Allocation Schedule set forth in the Appendix, based upon their periods of coverage by MMIC and its predecessors and their underwriting classifications. These insureds also accrue and are issued additional Shares pursuant to the Allocation Schedule (reduced by the inverse of the Increased Limits Factor for Nebraska insureds, see "The Offering") for each day they remain insured with MMIC after the completion of those transactions. Issuance of shares to new insureds of MMIC is subject to a five-year vesting requirement and all rights will be forfeited if insurance coverage is not continuous for five years. The Allocation Schedule has been modified since 1988 and MMIHC reserves the right to modify it in the future.

      As of December 31, 1998, there were 125,682 Class A Common Shares outstanding held by 3,496 physicians; 2,557 additional physicians have accrued the right to receive 13,770 additional Class A Common Shares subject to completion of the five-year vesting period.

      Description of Class B Voting Share. The holder of the one Class B Voting Share authorized by MMIHC's Articles of Incorporation is the MMA. The Class B Voting Share has no rights or preferences other than the right to elect the members of the Board of Directors of MMIHC. This right gives the MMA the effective right to elect the Board of Directors of MMIC, since the Bylaws of both corporations provide that each member of the Board of Directors of MMIC will be a member of the Board of Directors of MMIHC, and the MMA and MMIHC have entered into an agreement to exercise their respective voting rights to elect the same persons to the Board of Directors of MMIHC and MMIC. A nominating committee of MMIHC nominates persons to be elected as members of the Board of Directors, and the MMA has agreed to elect these persons to the Board of Directors.

      The Class B Voting Share is currently held in a voting trust which requires the trustee to vote the share for the election of at least two Iowa directors nominated by the IMS. See, "MANAGEMENT - Directors."

      As long as the Class B Voting Share remains outstanding, the holders of Class A Common Shares may, at any time, cause MMIHC to redeem the Class B Common Share at par value ($1,000) by the vote of a majority of the outstanding Class A shareholders and two-thirds of the Class A shareholders who vote on the question.

                                  LEGAL MATTERS

      The validity of the shares of MMIHC Class A Common Stock to be issued in connection with this offering is being passed upon for MMIHC by Best & Flanagan PLLP, Minneapolis, Minnesota.

                                     EXPERTS

      The consolidated financial statements and schedules of Midwest Medical Insurance Holding Company at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                        Page No.

                              Financial Statements

Consolidated Financial Statements

    Report of Independent Auditors .....................................................   F1
    Consolidated Balance Sheets - December 31, 1998 and 1997 ...........................   F2
    Consolidated Statements of Income - For the Years Ended December 31, 1998,
      1997 and 1996 ....................................................................   F3
    Consolidated Statements of Changes in Other Shareholders' Equity - For the Years
      Ended December 31, 1998, 1997 and 1996 ...........................................   F4
    Consolidated Statements of Cash Flows - For the Years Ended
      December 31, 1998, 1997 and 1996 .................................................   F5
    Notes to Consolidated Financial Statements .........................................   F6

                          Financial Statement Schedules

[Report of Independent Auditors ........................................................   F29]
Schedule II - Condensed Financial Information of Registrant
    (Parent Company) ...................................................................   F30
    Balance Sheets - December 31, 1998 and 1997 ........................................   F30
    Statements of Income - For the Years Ended December 31, 1998, 1997
      and 1996 .........................................................................   F31
    Statements of Cash Flows - For the Years Ended December 31, 1998,
      1997 and 1996 ....................................................................   F32
    Note to Condensed Financial Statements .............................................   F33

Schedule IV - Reinsurance - For the Years Ended December 31, 1998, 1997
    and 1996 ...........................................................................   F33

Schedule VI - Supplemental Information Concerning Property/Casualty Insurance
    Operations - December 31, 1998 and 1997 and for Each of the Three Years
    in the Period Ended December 31, 1996 ..............................................   F34

                         Report of Independent Auditors

Board of Directors
Midwest Medical Insurance Holding Company and Subsidiaries

We have audited the accompanying consolidated balance sheets of Midwest Medical Insurance Holding Company and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in other shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Midwest Medical Insurance Holding Company and Subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                        /s/ Ernst & Young LLP

Minneapolis, Minnesota
February 1, 1999

Midwest Medical Insurance Holding Company and Subsidiaries

Consolidated Balance Sheets

(In Thousands, Except for Share Amounts)

                                                              December 31
                                                           1998          1997
                                                         ----------------------
Assets
Investments:
Fixed maturities at fair value (cost: 1998--$161,430;
1997--$170,590)                                          $164,652      $171,975
Equity securities at fair value (cost: 1998--$41,907;
1997--$21,576)                                             86,553        50,862
Short-term                                                  3,556        13,909
Other                                                      10,000        10,000
                                                         ----------------------
                                                          264,761       246,746

Cash                                                          647         2,378
Accrued investment income                                   1,739         2,341
Reinsurance recoverable                                    16,499        19,117
Amounts due from reinsurers                                 3,191            --
Other assets                                                8,646         4,933
                                                         ----------------------
Total assets                                             $295,483      $275,515
                                                         ======================

Liabilities, redeemable stock and other
shareholders' equity
Liabilities:
Unpaid losses and loss adjustment expenses               $110,964      $107,806
Unearned premiums                                           8,173         6,072
Retrospective premiums                                      8,543         9,905
Deferred income taxes                                      10,966         3,592
Amounts due reinsurers                                         --         2,984
Other liabilities                                           6,244        11,389
                                                         ----------------------
Total liabilities                                         144,890       141,748

Redeemable stock:
Class A Common Stock--authorized 300,000 shares,
issued and outstanding 125,682 shares in 1998 and
121,322 shares in 1997                                      8,146         7,476
Class B Common Stock--authorized, issued
and outstanding 1 share                                         1             1
                                                         ----------------------
                                                            8,147         7,477

Other shareholders' equity                                142,446       126,290
                                                         ----------------------
Total liabilities, redeemable stock and other
shareholders' equity                                     $295,483      $275,515
                                                         ======================

See accompanying notes.

Midwest Medical Insurance Holding Company and Subsidiaries

Consolidated Statements of Income

(In Thousands, Except for Per Share Amounts)

                                                   Year ended December 31
                                               1998         1997         1996
                                              ---------------------------------
Revenues:
Net premiums earned                           $35,014      $32,916      $31,177
Net investment income                          10,919       11,509       12,061
Realized capital gains                          8,949        6,484        1,771
Other                                           1,536        1,283        1,726
                                              ---------------------------------
                                               56,418       52,192       46,735

Losses and expenses:
Losses and loss adjustment expenses            37,494       31,834       32,257
Underwriting, acquisition and insurance
expenses                                        6,698        5,509        4,681
Other operating expenses                        3,589        1,086          858
                                              ---------------------------------
                                               47,781       38,429       37,796
                                              ---------------------------------
Income before income taxes                      8,637       13,763        8,939

Income taxes                                    2,689        4,463        1,458
                                              ---------------------------------
Net income                                    $ 5,948      $ 9,300      $ 7,481
                                              =================================

Income per common share                       $ 48.36      $ 77.79      $ 64.45
                                              =================================

Income per common share--assuming dilution    $ 43.65      $ 70.23      $ 58.33
                                              =================================

See accompanying notes.

Midwest Medical Insurance Holding Company and Subsidiaries

Consolidated Statements of Changes in Other Shareholders' Equity

(In Thousands)

                                                                                                   Accumulated
                                                                                                      Other
                                                                          Paid-In     Retained    Comprehensive
                                                           Total          Capital     Earnings        Income
                                                         ------------------------------------------------------
Balance at December 31, 1995                             $ 103,292       $  12,789    $  78,204      $  12,299
  Comprehensive income:
    Net income                                               7,481              --        7,481             --
    Other comprehensive income:
      Unrealized gains on securities net of $1,468
        in taxes                                             2,726              --           --          2,726
      Reclassification adjustment for gains
        included in net income net of $620 in taxes         (1,151)             --           --         (1,151)
                                                         ---------
  Total comprehensive income                                 9,056
  Net income of non-insurance entities includable
    in Class A Common Stock redemption value                (1,070)             --       (1,070)            --
                                                         -----------------------------------------------------
Balance at December 31, 1996                               111,278          12,789       84,615         13,874
  Comprehensive income:
    Net income                                               9,300              --        9,300             --
    Other comprehensive income:
      Unrealized gains on securities net of $5,491
        in taxes                                            10,199              --           --         10,199
      Reclassification adjustment for gains
        included in net income net of $2,269 in
        taxes                                               (4,215)             --           --         (4,215)
                                                         ---------
  Total comprehensive income                                15,284
  Net income of non-insurance entities includable
    in Class A Common Stock redemption value                  (272)             --         (272)            --
                                                         -----------------------------------------------------
Balance at December 31, 1997                               126,290          12,789       93,643         19,858
  Comprehensive income:
    Net income                                               5,948              --        5,948             --
    Other comprehensive income:
      Unrealized gains on securities net of $9,111
        in taxes                                            16,921              --           --         16,921
      Reclassification adjustment for gains
        included in net income net of $3,132 in
        taxes                                               (5,817)             --           --         (5,817)
                                                         ---------
  Total comprehensive income                                17,052
  Dividend paid by Midwest Medical Insurance
    Company to Midwest Medical Insurance Holding
    Company                                                 (2,000)             --       (2,000)            --
  Net loss of non-insurance entities includable in
    Class A Common Stock redemption value                    1,104              --        1,104             --
                                                         -----------------------------------------------------
Balance at December 31, 1998                             $ 142,446       $  12,789    $  98,695      $  30,962
                                                         =====================================================

See accompanying notes.

Midwest Medical Insurance Holding Company and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

                                                                    Year ended December 31
                                                              1998           1997           1996
                                                           -----------------------------------------
Operating activities
Net income                                                 $   5,948       $   9,300       $   7,481
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Decrease in accrued investment income                            602             437              97
Decrease in reinsurance recoverable                            2,618           3,057           2,938
Increase in amounts due from reinsurers                       (3,191)             --              --
(Increase) decrease in other assets                           (3,713)          1,518           1,015
Deferred tax provision                                         1,354           1,494             298
Increase (decrease) in unpaid losses and loss
adjustment expenses                                            3,158          (2,231)        (10,227)
Increase (decrease) in unearned premiums                       2,101            (788)           (173)
Decrease in retrospective premiums                            (1,362)           (933)            (26)
Decrease in amounts due reinsurers                            (2,984)         (4,290)           (544)
(Decrease) increase in other liabilities                      (5,145)          3,287            (236)
Accretion of bond discount, net of premium
amortization                                                    (266)           (618)         (1,080)
Realized capital gains                                        (8,949)         (6,484)         (1,771)

Compensation expense for vested Class A common shares            224             253             156
                                                           -----------------------------------------
                                                              (9,605)          4,002         (2,072)
Investing activities
Purchases of fixed maturity investments and equity
securities                                                  (401,922)       (311,947)        (75,684)
Sales of fixed maturity investments and equity
securities                                                   398,717         316,982          54,293
Calls and maturities of fixed maturity investments             1,250              --          16,250
Net sales (purchases) of short-term investments                6,502          (6,011)          7,117
Capitalization of Midwest Medical Solutions, Inc.              3,850              --              --
                                                           -----------------------------------------
                                                               8,397            (976)         1,976
Financing activities
Redemption of Class A Common Stock                              (523)           (648)           (608)
                                                           -----------------------------------------

(Decrease) increase in cash                                   (1,731)          2,378            (704)
Cash at beginning of year                                      2,378              --             704
                                                           -----------------------------------------
Cash at end of year                                        $     647       $   2,378       $      --
                                                           =========================================

See accompanying notes.

Midwest Medical Insurance Holding Company and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 1998

1. Accounting Policies

Organization and Operations

The Minnesota Medical Insurance Exchange (Exchange) began operations in October 1980 as a reciprocal or inter-insurance exchange organized under Chapter 71A of the Minnesota Statutes. Minnesota Medical Management, Inc. (MMMI) was the Exchange's attorney-in-fact and was responsible for management of the Exchange.

On November 30, 1988, the Exchange was reorganized into a stock insurance company, Midwest Medical Insurance Company (MMIC), under the statutes of the State of Minnesota. Concurrently, MMMI merged with the Midwest Medical Insurance Holding Company (MMIHC) which then acquired all outstanding shares of the reorganized stock company.

Effective July 1, 1993, MMIC merged with Iowa Physicians Mutual Insurance Trust (IPMIT), a physician-owned professional liability insurance company providing insurance coverage to Iowa physicians. As provided for in the agreement and plan of merger, IPMIT was merged into MMIC. The merger was accounted for as a pooling-of-interests.

During 1995, MMIHC formed MMIHC Insurance Services, Inc. (Services) to provide agency services for the distribution of complementary insurance products and services to physicians, clinics and hospitals.

Effective June 5, 1996, MMIC merged with Medical Liability Mutual Insurance Company of Nebraska (MLM), a physician-owned professional liability insurance company providing insurance coverage to Nebraska physicians. As provided for in the agreement and plan of merger, MLM was merged into MMIC. The merger was accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements include the combined financial position and results of operations of MMIHC and MLM for all periods presented.

During 1997, MMIHC formed Midwest Medical Solutions, Inc. (Solutions) as a business development company to strengthen and promote the independence and interdependencies of physicians, clinics and hospitals that MMIC serves. Business development opportunities being pursued include practice enhancement, strategic consulting, and electronic processing and integration services and support.

Midwest Medical Insurance Holding Company and Subsidiaries

1. Accounting Policies (continued)

Effective January 1, 1998, Solutions purchased the assets and operations of MedPower Information Resources, Inc. (MedPower). MedPower processes and electronically submits medical claims for a network of over 100 provider entities. MedPower also provides various information consulting and network support services.

MMIHC provides management and administrative services to MMIC for a fee generally equal to the cost of services provided plus ten percent. The insurance company provides professional liability insurance to physicians, clinics, hospitals and healthcare systems in Minnesota, Iowa, Nebraska, Wisconsin, Illinois, North Dakota and South Dakota.

Insurance policies issued by MMIC are on a "claims made" basis and provide coverage for the policyholder for claims first made against the policyholder and reported to MMIC during the policy period for claims which occurred on or after the retroactive date stated in the policy.

MMIC provides, upon payment of an additional premium, a reporting endorsement which extends the period in which claims otherwise covered by the "claims made" policy may be reported to MMIC. In the event of death or permanent disability of a policyholder, the reporting endorsement is issued without additional premium. Upon retirement, as defined in the policy, a policyholder with at least five years of consecutive coverage with MMIC is eligible for a credit toward the additional premium for the reporting endorsement.

Prior acts coverage may be purchased by policyholders who were previously insured under a "claims made" policy with another professional liability insurer for an additional premium at the option of the insured in lieu of purchasing reporting endorsement coverage from the previous insurer.

Principles of Consolidation

The consolidated financial statements include the accounts of MMIHC and its wholly-owned subsidiaries, MMIC, Services, and Solutions, which includes Solution's wholly-owned subsidiary, MedPower. All transactions between MMIHC and its subsidiaries have been eliminated in consolidation with the exception of the distribution of capital to MMIHC by MMIC in the form of dividends.

Midwest Medical Insurance Holding Company and Subsidiaries

1. Accounting Policies (continued)

Hereafter, MMIHC, MMIC, Services, Solutions and MedPower shall be collectively referred to as the Company unless the reference pertains to a specific entity.

Basis of Presentation

The consolidated financial statements have been presented in conformity with generally accepted accounting principles, which differ in certain respects from statutory accounting practices followed by MMIC in reporting to the Department of Commerce of the State of Minnesota (see Note 10).

Comprehensive Income

As of January 1, 1998, the Company adopted Statement 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or shareholders' equity. Statement 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement 130.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Midwest Medical Insurance Holding Company and Subsidiaries

1. Accounting Policies (continued)

Investments

The Company manages its investment portfolio to achieve its long-term investment objective of providing for the financial stability of the Company through preservation of assets and maximization of total portfolio return. Although management believes the Company has the ability to hold its fixed maturity investment portfolio to maturity, these investments are classified as "available for sale" as management may take advantage of opportunities to increase total return through sales of selected securities in response to changing market conditions.

Consistent with management's classification of its investment in debt and equity securities as available for sale, such investments are carried at fair value with unrealized holding gains and losses reflected as a component of other comprehensive income, net of applicable deferred taxes.

Fair values are based on quoted market prices, where available. For fixed maturity investments not actively traded, fair values are estimated using values obtained from independent pricing services.

Short-term investments are principally money market funds backed by U.S. government securities and are recorded at cost which approximates fair value.

Other investments are less than twenty percent equity interests in non-traded real estate investment trusts and are recorded at cost.

Realized gains and losses on sales of investments are reported on a pre-tax basis as a component of income and are determined on the specific identification basis.

Midwest Medical Insurance Holding Company and Subsidiaries

1. Accounting Policies (continued)

Losses and Loss Adjustment Expenses

The liability for unpaid losses and loss adjustment expenses represents an estimate of the ultimate cost of all such amounts which are unpaid at the balance sheet dates. The liability is based on both case-by-case estimates and statistical analysis and projections using the historical loss experience of MMIC, and gives effect to estimates of trends in claim severity and frequency. These estimates are continually reviewed and, as adjustments become necessary, such adjustments are included in current operations. MMIC believes that the estimate of the liability for losses and loss adjustment expenses is reasonable.

Premiums

Premiums received are recorded as earned ratably over the lives of the policies to which they apply. A portion of premiums received is deferred to recognize MMIC's obligation to provide reporting endorsement coverage without additional premium upon the death, disability or retirement of policyholders. This amount is recorded as an unearned premium reserve and represents the actuarially determined present value of future benefits to be provided less the present value of future revenues to be received.

MMIC has a retro premium program whereby physicians may receive credits against future premiums based upon loss experience of MMIC. Amounts to be returned under the program are accrued when approved by the Board of Directors and reflected as a reduction in net premiums earned.

Reinsurance

MMIC cedes reinsurance in order to reduce its liability on individual risks and to enable it to write business at limits it otherwise would be unable to accept. All reinsurance contracts are excess-of-loss contracts which indemnify MMIC for losses in excess of a stated retention limit up to the policy limits.

Reinsurance receivables and recoverables and prepaid reinsurance premiums are reported as assets and reserve liabilities are reported gross of reinsurance credits.

Midwest Medical Insurance Holding Company and Subsidiaries

1. Accounting Policies (continued)

Acquisition Costs

Acquisition costs are expensed when incurred. Due to the nature of its operations, MMIC does not pay significant amounts in commissions.

Income Taxes

The Company files a consolidated tax return with its subsidiaries. Income tax expense is allocated to the subsidiaries based upon separate company taxable income under a tax-sharing agreement. The Company uses the asset and liability method of accounting for income taxes. Deferred income tax assets or liabilities are recognized for the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if earned but unissued shares of Class A common stock were issued.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform with the current year presentation.

2. Redeemable Stock

Effective November 30, 1988, MMIC policyholders earn Class A Common Shares for each month of service pursuant to a stock allocation formula based on underwriting risk classification. Shares earned by new policyholders are not issued until the end of five years of continuous coverage under an MMIC policy (the vesting date). The Company does not record any amounts related to unissued Class A Common Shares. At the vesting date, the issued shares are recorded at the then current redemption value (see Note 12).

Midwest Medical Insurance Holding Company and Subsidiaries

2. Redeemable Stock (continued)

The Company accounts for these shares by increasing Common Stock by the par value ($.01 per share) of the newly issued shares, increasing paid-in capital by the excess of the redemption value over par and charging stock compensation expense for the full redemption value. Once vested, policyholders will continue to earn shares for each month they remain insured with MMIC according to the stock allocation formula. The Company accounts for additional shares issued to vested policyholders by increasing Common Stock for the par value of the shares and decreasing retained earnings by the same amount.

MMIC policyholders whose initial effective date was on or before the November 30, 1988 reorganization, IPMIT policyholders whose initial effective date was on or before December 31, 1992 and MLM policyholders whose initial effective date was on or before December 31, 1995 became fully vested upon initial receipt of their shares without regard to their length of coverage. These policyholders will continue to earn and receive additional Class A shares for each month they remain insured with MMIC. The Company accounts for these shares similar to additional shares issued to other fully vested shareholders.

In accordance with the Articles of Incorporation and By-laws of MMIHC, only active policyholders of MMIC may own shares of Class A Common Stock of MMIHC. At each meeting of the shareholders, every Class A shareholder having the right to vote shall be entitled to one vote, either in person or by proxy, regardless of the number of Class A shares held by the individual.

Class A shareholders are required to redeem their shares with MMIHC upon termination as policyholders of MMIC. The net redemption value (NRV) of the shares is equal to the net book value of MMIHC, excluding the amount of net book value that is attributable to MMIC, divided by the number of outstanding Class A Common Shares of MMIHC at the semi-annual valuation dates of June 30 and December 31 of each year. The amount paid upon redemption is the redemption value determined at the most recent semi-annual valuation.

MMIHC has issued one share of Class B voting stock which carries with it the right to elect the Board of Directors of MMIHC. The voting rights are currently exercised by the Minnesota Medical Association and the Iowa Medical Society. A majority of the Class A shareholders may at any time, by a two-thirds vote, elect to redeem the Class B share at cost.

Midwest Medical Insurance Holding Company and Subsidiaries

2. Redeemable Stock (continued)

Following is the detail of changes in redeemable stock for each of the three years in the period ended December 31, 1998 (in thousands, except for share and per share amounts):

                                                                                                                      Accumulated
                                                             Class A Common Stock   Class B      MMIHC       MMIHC       Other
                                                             ---------------------   Common     Paid-in     Retained  Comprehensive
                                                   Total     Shares         Amount    Stock     Capital     Earnings     Income
                                                  ---------------------------------------------------------------------------------
Balance at December 31, 1995                      $6,975     116,251        $   1     $   1      $4,752      $2,164      $  57
  Comprehensive income:
    Net income of non-insurance entities
      includable in Class A Common Stock
      redemption value                             1,070          --           --        --          --       1,070         --
    Other comprehensive income:
      Unrealized gains on securities
        net of $6 in taxes                            11          --           --        --          --            --       11
                                                  ------
  Total comprehensive income                       1,081
  Redemption of shares due to policyholder
    terminations by effective date:
      January 1, 1996 to June 30, 1996;
        NRV of $60.00                               (377)     (6,277)          (1)       --        (259)         (117)      --
      July 1, 1996 to December 31, 1996;
        NRV of $57.84                               (231)     (3,995)          --        --        (159)          (72)      --
  Issuance of shares to vested policyholders          --       9,540            1        --          --            (1)      --
  Initial issuance of shares to policyholders
    upon vesting                                     156       2,690           --        --         156            --       --
                                                  ---------------------------------------------------------------------------------
Balance at December 31, 1996 (carried forward)     7,604     118,209            1         1       4,490         3,044       68

Midwest Medical Insurance Holding Company and Subsidiaries

2. Redeemable Stock (continued)

                                                                                                                      Accumulated
                                                             Class A Common Stock   Class B      MMIHC       MMIHC       Other
                                                             ---------------------   Common     Paid-in     Retained  Comprehensive
                                                   Total     Shares         Amount    Stock     Capital     Earnings     Income
                                                  ---------------------------------------------------------------------------------
Balance at December 31, 1996 (brought forward)    $7,604     118,209        $   1     $   1      $  4,490    $  3,044    $     68
  Comprehensive income:
    Net income of non-insurance entities
      includable in Class A Common Stock
      redemption value                               272          --           --        --            --         272          --
    Other comprehensive income:
      Unrealized gains on securities net
        of $6 in taxes                                11          --           --        --            --          --          11
                                                  ------
  Total comprehensive income                         283
  Redemption of shares due to policyholder
    terminations by effective date:
      January 1, 1997 to June 30, 1997;
        NRV of $64.33                               (278)     (4,363)          --        --          (165)       (113)         --
      July 1, 1997 to December 31, 1997;
        NRV of $62.12                               (370)     (5,943)          (1)       --          (220)       (149)         --
  Issuance of shares to vested policyholders          --       9,406            1        --            --          (1)         --
  Initial issuance of shares to policyholders
    upon vesting                                     253       4,013           --        --           253          --          --
  Other                                              (15)         --           --        --            --         (15)         --
                                                  ---------------------------------------------------------------------------------
Balance at December 31, 1997 (carried forward)     7,477     121,322            1         1         4,358       3,038          79

Midwest Medical Insurance Holding Company and Subsidiaries

2. Redeemable Stock (continued)

                                                                                                                      Accumulated
                                                             Class A Common Stock   Class B      MMIHC       MMIHC       Other
                                                             ---------------------   Common     Paid-in     Retained  Comprehensive
                                                   Total     Shares         Amount    Stock     Capital     Earnings     Income
                                                  ---------------------------------------------------------------------------------
Balance at December 31, 1997 (brought forward)    $ 7,477    121,322        $   1     $   1      $  4,358    $  3,038    $     79
  Comprehensive income:
    Net loss of non-insurance entities
      includable in Class A Common Stock
      redemption value                             (1,104)        --           --        --            --      (1,104)         --
    Other comprehensive income:
      Unrealized gains on securities net
        of $39 in taxes                                73         --           --        --            --          --          73
                                                  -------
  Total comprehensive income                       (1,031)
  Redemption of shares due to policyholder
    terminations by effective date:
      January 1, 1998 to June 30, 1998;
        NRV of $61.63                                (251)    (4,070)          --        --          (147)       (104)         --
      July 1, 1998 to December 31, 1998;
        NRV of $54.70                                (272)    (4,935)          (1)       --          (160)       (111)         --
  Issuance of shares to vested policyholders           --      9,437            1        --            --          (1)         --
  Initial issuance of shares to policyholders
    upon vesting                                      224      3,928           --        --           224          --          --
  Dividend from MMIC                                2,000         --           --        --         2,000          --          --
                                                  ---------------------------------------------------------------------------------
Balance at December 31, 1998                      $ 8,147    125,682        $   1     $   1      $  6,275    $  1,718    $    152
                                                  =================================================================================

Midwest Medical Insurance Holding Company and Subsidiaries

3. Investments

Components of net investment income are summarized as follows (in thousands):

                                         1998            1997            1996
                                       ----------------------------------------

Fixed maturities                       $  9,340        $ 10,901        $ 11,561
Equity securities                           820             523             380
Short-term investments                      926             939             904
Other investments                           855              --              --
                                       ----------------------------------------
                                         11,941          12,363          12,845
Investment expenses                      (1,022)           (854)           (784)
                                       ----------------------------------------
                                       $ 10,919        $ 11,509        $ 12,061
                                       ========================================

The cost (amortized cost for fixed maturities) and fair value of available for sale investments are as follows (in thousands):

                                             December 31, 1998
                              -------------------------------------------------
                                             Gross        Gross
                                           Unrealized   Unrealized      Market
                                Cost         Gains        Losses        Value
                              -------------------------------------------------
Fixed maturities:
MMIC:
  United States Government    $110,729      $  2,729     $  (70)       $113,388
  Public utilities               1,609             5         --           1,614
  Industrial and other          49,092           651        (93)         49,650
                              -------------------------------------------------
Total                         $161,430      $  3,385     $ (163)       $164,652
                              =================================================

Equity securities:
MMIHC                         $    520      $    234     $   --        $    754
MMIC                            41,387        45,297       (885)         85,799
                              -------------------------------------------------
Total                         $ 41,907      $ 45,531     $ (885)       $ 86,553
                              =================================================

Midwest Medical Insurance Holding Company and Subsidiaries

3. Investments (continued)

                                                 December 31, 1997
                                  ----------------------------------------------
                                                 Gross        Gross
                                               Unrealized   Unrealized   Market
                                    Cost         Gains        Losses     Value
                                  ----------------------------------------------
Fixed maturities:
MMIHC:
  United States Government        $  1,255      $     --     $     --   $  1,255
  Industrial and other                  53            --           --         53
MMIC:
  United States Government          97,234           801          (36)    97,999
  State and other
    political subdivisions          32,991           383           --     33,374
  Industrial and other              39,057           257          (20)    39,294
                                  ----------------------------------------------
Total                             $170,590      $  1,441     $    (56)  $171,975
                                  ==============================================

Equity securities:
MMIHC                             $    981      $    122     $     --   $  1,103
MMIC                                20,595        29,164           --     49,759
                                  ----------------------------------------------
Total                             $ 21,576      $ 29,286     $     --   $ 50,862
                                  ==============================================

The components of the unrealized appreciation on available for sale securities as of December 31 are as follows (in thousands):

                                     1998                        1997
                             --------------------       ---------------------
                             MMIHC         MMIC          MMIHC          MMIC
                             --------------------       ---------------------
Fixed maturities:
Gross unrealized gains       $  --       $  3,385       $   --       $  1,441
Gross unrealized losses         --           (163)          --            (56)

Equity securities:
Gross unrealized gains         234         45,297          122         29,164
Gross unrealized losses         --           (885)          --             --
                             --------------------       ---------------------
                               234         47,634          122         30,549
Deferred income taxes          (82)       (16,672)         (43)       (10,691)
                             --------------------       ---------------------
                             $ 152       $ 30,962       $   79       $ 19,858
                             ====================       =====================

Midwest Medical Insurance Holding Company and Subsidiaries

3. Investments (continued)

The amortized cost and market value of fixed maturities at December 31, 1998, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        Amortized        Market
                                                          Cost           Value
                                                        ------------------------
Due in one year or less                                 $  6,192        $  6,221
Due after one year through five years                     40,322          40,982
Due after five years through ten years                    27,671          28,309
Due after ten years                                       87,245          89,140
                                                        ------------------------
                                                        $161,430        $164,652
                                                        ========================

Proceeds from sales of available for sale investments and the related gross realized gains and losses are as follows (in thousands):

                                                       Gross            Gross
                                    Proceeds         Realized         Realized
                                   From Sales          Gains           Losses
                                  ----------------------------------------------
Year ended December 31, 1998:
Fixed maturities                    $382,048        $  3,600         $   (769)
Equity securities                     16,669           6,404             (286)

Year ended December 31, 1997:
Fixed maturities                     310,235           5,806             (884)
Equity securities                      6,747           2,109             (547)

Year ended December 31, 1996:
Fixed maturities                      46,735             803             (214)
Equity securities                      7,558           1,347             (165)

Net unrealized appreciation of fixed maturities increased (decreased) by $1,837,000, $(2,197,000) and $(4,691,000) and net unrealized appreciation of equity securities increased by $15,360,000, $11,417,000 and $7,140,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

Midwest Medical Insurance Holding Company and Subsidiaries

4. Retrospective Premiums

The components of retrospective premiums at December 31 are as follows (in thousands):

                                                             1998          1997
                                                            --------------------
Retrospective premium credits declared:
Minnesota policyholders                                     $5,200        $5,000
North Dakota policyholders                                     280            --
Iowa policyholders active at date of merger
and renewing in 1999 and 1998                                3,063         3,100
Favorable development on pre-merger IPMIT
liabilities not yet approved for credit                         --         1,805
                                                            --------------------
                                                            $8,543        $9,905
                                                            ====================

A provision of the agreement and plan of merger between IPMIT and the Company requires that any favorable development of certain pre-merger liabilities of IPMIT be paid to the former IPMIT policyholders who remain active MMIC insureds as of the date of payment through a retrospective premium credit. The agreement further stipulates that any amounts due under this provision must be finalized using financial information available as of December 31, 1998. Final amounts due under this provision will be paid to physician insureds in early 1999. Actual payments of $3,073,000 and $2,501,000 were made to former IPMIT policyholders in 1998 and 1997, respectively. Actual retrospective premium payments made to Minnesota policyholders' accounts in 1998 and 1997 were $5,008,000 and $4,803,000, respectively.

A provision of the agreement and plan of merger between MLM and the Company requires that any favorable development of certain pre-merger liabilities of MLM be paid to the former MLM policyholders who remain active MMIC insureds as of the date of payment through a retrospective premium credit. The agreement further stipulates that any amounts due under this provision must be settled no later than June 5, 2001. As of December 31, 1998, there has been no favorable development and therefore there is no accrual related to this provision.

Midwest Medical Insurance Holding Company and Subsidiaries

5. Unpaid Losses and Loss Adjustment Expenses

The reconciliation of the liability for unpaid losses and loss adjustment expenses is as follows (in thousands):

                                                        1998            1997            1996
                                                     -----------------------------------------
Balance as of January 1, net of reinsurance
recoverables                                         $  89,394       $  90,342       $  96,424

  Incurred related to:
  Current year                                          41,927          40,186          41,101
  Prior years                                           (4,433)         (8,352)         (8,844)
                                                     -----------------------------------------
  Total incurred                                        37,494          31,834          32,257

  Paid related to:
  Current year                                           3,666           2,685           4,885
  Prior years                                           28,755          30,097          33,454
                                                     -----------------------------------------
  Total paid                                            32,421          32,782          38,339
                                                     -----------------------------------------

  Balance as of December 31, net of reinsurance
  recoverables                                          94,467          89,394          90,342

  Reinsurance recoverables at December 31               16,497          18,412          19,695
                                                     -----------------------------------------

  Balance as of December 31, gross                   $ 110,964       $ 107,806       $ 110,037
                                                     =========================================

The Company continually evaluates emerging trends in the development of loss liabilities including the trends related to the pre-merger IPMIT and MLM business. Based on this analysis, management periodically adjusts their estimates of ultimate losses. See Note 4 regarding retrospective premium credits paid and accrued.

Midwest Medical Insurance Holding Company and Subsidiaries

6. Income Taxes

Components of income taxes are as follows (in thousands):

                                             1998           1997           1996
                                            ------------------------------------
Current provision                           $1,335         $2,969         $1,160
Deferred tax provision                       1,354          1,494            298
                                            ------------------------------------
                                            $2,689         $4,463         $1,458
                                            ====================================

The Company's income taxes differ from the federal statutory rate applied to income before tax as follows (in thousands):

                                             1998           1997         1996
                                            -----------------------------------
Income before tax at the federal
  statutory rate of 35%                     $ 3,023       $ 4,817       $ 3,129
Tax-exempt income (net of proration
  adjustment)                                    --          (775)       (1,374)
Dividends received deductions (net
  of proration adjustment)                      (99)          (89)          (78)
State income taxes, net of federal
  tax benefit                                    37           198            50
Payment of prior year taxes                      --           300            --
Recovery of prior year taxes                   (267)           --            --
Proceeds on life insurance                       --            --          (368)
Other                                            (5)           12            99
                                            -----------------------------------
                                            $ 2,689       $ 4,463       $ 1,458
                                            ===================================

Midwest Medical Insurance Holding Company and Subsidiaries

6. Income Taxes (continued)

The deferred income tax provision includes the following differences between financial and income tax reporting (in thousands):

                                              1998          1997          1996
                                            -----------------------------------
Discounting of post-1986 unpaid losses
  and loss adjustment expenses              $   842       $   323       $ 1,190
Liabilities not currently deductible            596           636          (274)
Unearned premiums                              (151)           57             6

Utilization of alternative minimum
  tax carryforwards                              --           496            --
Alternative minimum tax carryforwards            --            --          (496)
Other                                            67           (18)         (128)
                                            -----------------------------------
                                            $ 1,354       $ 1,494       $   298
                                            ===================================

The Company made income tax payments of $3,041,000, $1,518,000 and $3,260,000 in 1998, 1997 and 1996, respectively.

The components of the net deferred income tax (liability) asset as of December 31 are as follows (in thousands):

                                                           1998            1997
                                                       ------------------------
Deferred tax assets:
Unpaid losses and loss adjustment expenses             $  4,154        $  4,996
Liabilities not currently deductible                      1,079           1,675
Unearned premiums                                           628             477
Other                                                       550             552
                                                       ------------------------
                                                          6,411           7,700
Deferred tax liabilities:
Unrealized gains                                        (16,754)        (10,734)
Other                                                      (623)           (558)
                                                       ------------------------
                                                        (17,377)        (11,292)
                                                       ------------------------
                                                       $(10,966)       $ (3,592)
                                                       ========================

Midwest Medical Insurance Holding Company and Subsidiaries

6. Income Taxes (continued)

Management has determined that no valuation allowances were necessary for unrealizable portions of deferred tax assets. This was supported primarily through the presence of taxable income in carryback years and reversals of existing temporary differences which provide taxable income in future years. A portion of the deferred tax assets was supported through reliance on available tax planning strategies which could be implemented at no cost.

7. Reinsurance

To reduce overall risk, including exposure to large losses, the Company participates in various reinsurance programs. MMIC would only become liable for losses in excess of stipulated amounts in the event that any reinsuring company were unable to meet its obligations under the existing agreement. Management is not aware of any such default at December 31, 1998. Reinsurance recoverables on paid and unpaid losses of $16,277,000 and $16,141,000 are associated with a single reinsurer, General Reinsurance Corporation, at December 31, 1998 and 1997, respectively.

MMIC is authorized to issue policies with limits not to exceed $12,000,000 for each claim and $14,000,000 in the aggregate under each policy in any one policy year. Limits in excess of $12,000,000 for each claim and $14,000,000 annual aggregate are available to physicians and clinics through reinsurance placed on a facultative basis by MMIC. The Company generally retains the first $750,000 of each claim and reinsures the remainder through a treaty under which premiums are subject to adjustment based on experience.

Total ceded reinsurance premiums, before the effects of treaty commutations, for the years ended December 31, 1998, 1997 and 1996 were $3,104,000, $3,329,000 and
$6,416,000, respectively. Loss and loss adjustment expenses incurred are net of applicable reinsurance of $2,240,000, $2,455,000 and $2,459,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

In 1998, the Company commuted reinsurance treaties covering the period January 1, 1991 through December 31, 1991. Net premiums recovered as a result of these commutations of $789,000 have been included in net premiums earned in 1998.

In 1996, the Company commuted reinsurance treaties covering the period January 1, 1989 through December 31, 1990. Net premiums recovered as a result of these commutations of $2,194,000 have been included in net premiums earned in 1996.

Midwest Medical Insurance Holding Company and Subsidiaries

8. Other Commitments

In the normal course of claim settlement, MMIC negotiates structured settlements including the purchase of annuities from life insurance companies with an A+ rating from A.M. Best (an industry rating organization) at the date of issue and a minimum of $100 million in surplus. These annuities guarantee a stream of payments to the claimant holding the annuity. The majority of these settlements have been assigned to the life insurance company which releases MMIC from any future contractual liability to the claimant. MMIC and its reinsurers could only become liable for ultimate settlement of those claims which have not been assigned. At December 31, 1998 and 1997, respectively, non-assigned structured settlements guaranteed $5,820,000 and $12,299,000 of payments under annuity contracts for which MMIC and its reinsurers paid $2,627,000 and $4,726,000. In the event that the insurance company issuing the annuity was unable to meet its obligation under the terms provided, MMIC would be liable for the ultimate settlement.

9. Benefit Plans

The Company has a non-contributory defined contribution pension plan covering substantially all employees. Contributions to the plan are based upon each covered employee's salary. The Company also sponsors a 401(k) plan covering substantially all employees and provides a fifty percent match on employee contributions subject to certain limitations. Total contributions charged to expense for the years ended December 31, 1998, 1997 and 1996 were $521,000, $393,000 and $371,000, respectively.

The Company provides an unfunded Supplemental Executive Retirement Plan (SERP) which is a non-qualified, defined benefit retirement plan covering certain Company officers. Benefits are based upon years of service and compensation. Although the plan is technically unfunded, the Company invests in specified assets which are designed to coordinate with the projected obligation under the SERP. The net periodic pension cost for this plan was $404,000, $363,000 and $323,000 for the years ended December 31, 1998, 1997 and 1996, respectively. The liability recognized in the consolidated balance sheets at December 31, 1998 and 1997 related to this plan was $2,439,000 and $2,192,000, respectively.

Midwest Medical Insurance Holding Company and Subsidiaries

9. Benefit Plans (continued)

The Company also provides medical benefits to retirees through a defined benefit post-retirement plan which covers substantially all employees. The net periodic post-retirement benefit cost for the years ended December 31, 1998, 1997 and 1996 was $41,000, $27,000 and $30,000, respectively. As of December 31, 1998 the plan was fully funded. As of December 31, 1997, the net post-retirement benefit plan liability was $4,000.

10. Reconciliation with Statutory Accounting Principles

The following is a reconciliation of net income and shareholders' equity under generally accepted accounting principles with that reported for MMIC on a statutory basis (in thousands):

Net Income

                                                  Year ended December 31
                                              1998        1997          1996
                                            -----------------------------------
As reported under generally accepted
accounting principles                       $  5,948    $  9,300       $  7,481
(Income) loss of non-insurance entities        1,104        (272)        (1,070)
                                            -----------------------------------
On the basis of generally accepted
accounting principles, MMIC only               7,052       9,028          6,411
Additions (deductions):
Deferred income taxes                          1,390       1,525            445
Other                                             --          --            123
                                            -----------------------------------
On the basis of statutory accounting
principles                                  $  8,442    $ 10,553       $  6,979
                                            ===================================

Midwest Medical Insurance Holding Company and Subsidiaries

10. Reconciliation with Statutory Accounting Principles (continued)

Shareholders' Equity

                                                               December 31
                                                  1998            1997            1996
                                               ------------------------------------------
As reported under generally accepted
accounting principles                           $ 142,446       $ 126,290       $ 111,278

Additions (deductions):
Deferred income taxes                              11,526           4,158            (590)

Unrealized (gain) loss on fixed maturities         (3,222)         (1,385)         (3,580)
Other                                                 (34)             (3)            (41)
                                               ------------------------------------------
On the basis of statutory accounting
principles                                      $ 150,716       $ 129,060       $ 107,067
                                                =========================================

The equity of MMIHC, exclusive of the carrying value of its investment in MMIC, is subject to redemption and therefore reported outside of shareholders' equity under the caption redeemable stock. As a result, consolidated other shareholders' equity as reported on the balance sheets represents equity of MMIC only under generally accepted accounting principles.

Under Minnesota insurance statutes, MMIC is required to maintain statutory surplus in excess of ten times its per occurrence reinsurance retention limit. The minimum level is $7,500,000 for 1998 and 1997.

Midwest Medical Insurance Holding Company and Subsidiaries

11. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except for share and per share amounts):

                                                   1998          1997          1996
                                                 ------------------------------------
Numerator for basic and dilutive earnings
per share available to common shareholders       $  5,948      $  9,300      $  7,481
                                                 ====================================

Denominator:
Denominator for basic earnings per
share--weighted average shares                    123,004       119,554       116,071

Effect of dilutive securities:
  Unvested shares                                  13,247        12,873        12,188
                                                 ------------------------------------
Denominator for dilutive earnings per
share--adjusted weighted-average shares and
assumed conversions                               136,251       132,427       128,259
                                                 ====================================

Basic earnings per share                         $  48.36      $  77.79      $  64.45
                                                 ====================================

Diluted earnings per share                       $  43.65      $  70.23      $  58.33
                                                 ====================================

Midwest Medical Insurance Holding Company and Subsidiaries

12. Net Redemption Value

The net redemption value per share of the Class A common shares was as follows:

                                                  Class A       Net Redemption
                                    MMIHC      Common Shares       Value Per
                                 Net Equity     Outstanding          Share
                                 ---------------------------------------------
                                   (000s)

December 31, 1994                 $ 7,712         116,855*          $ 66.00
                                  =======                           =======

December 31, 1995                 $ 6,975         116,251*          $ 60.00
                                  =======                           =======

December 31, 1996                 $ 7,604         118,209           $ 64.33
                                  =======                           =======

December 31, 1997                 $ 7,477         121,322           $ 61.63
                                  =======                           =======

December 31, 1998                 $ 8,147         125,682           $ 64.81
                                  =======                           =======

* Includes pro forma shares related to merger.

Midwest Medical Insurance Holding Company and Subsidiaries

                         Report of Independent Auditors

Board of Directors
Midwest Medical Insurance Company
  and Subsidiaries

We have audited the consolidated financial statements of Midwest Medical Insurance Holding Company and Subsidiaries as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, and have issued our report thereon dated February 1, 1999 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Minneapolis, Minnesota
February 1, 1999

Midwest Medical Insurance Holding Company and Subsidiaries

           Midwest Medical Insurance Holding Company and Subsidiaries
                                (Parent Company)

           Schedule II--Condensed Financial Information of Registrant

                                 Balance Sheets

                                                              December 31
                                                          1998           1997
                                                        ------------------------
                                                            (In Thousands)
Assets
Fixed maturities                                        $     --        $  1,308
Short-term investments                                     1,310           2,730
Investment in subsidiaries                               145,032         126,290
Accrued investment income                                     --              40
Other                                                      8,385           6,881
                                                        ------------------------
Total assets                                            $154,727        $137,249
                                                        ========================

Liabilities, redeemable stock and
other shareholders' equity

Liabilities
Accounts payable                                        $     43        $    111
Accrued expenses and other liabilities                     4,091           3,371
                                                        ------------------------
                                                           4,134           3,482
Redeemable stock
Class A Common Stock                                       8,146           7,476
Class B Common Stock                                           1               1
                                                        ------------------------
                                                           8,147           7,477
Other shareholders' equity
Additional paid-in capital                                12,789          12,789
Retained earnings, comprised of
undistributed earnings of subsidiaries                    98,695          93,643
Unrealized appreciation
on investments, net of income taxes                       30,962          19,858
                                                        ------------------------
                                                         142,446         126,290

Midwest Medical Insurance Holding Company and Subsidiaries

Total liabilities, redeemable stock and
other shareholders' equity                              $154,727        $137,249
                                                        ========================

See accompanying note.

Midwest Medical Insurance Holding Company and Subsidiaries

Midwest Medical Insurance Holding Company and Subsidiaries
(Parent Company)

Schedule II--Condensed Financial Information of Registrant (continued)

Statements of Income

                                                     Year ended December 31
                                                 1998        1997         1996
                                               --------------------------------
                                                        (In Thousands)
Revenues
Management fee from subsidiaries               $14,038      $ 9,901     $ 8,706
Investment income                                  489           64         726
Other income                                         7            2           4
                                               --------------------------------
                                                14,534        9,967       9,436
Expenses
Operating and administrative                    14,267        9,535       8,357
                                               --------------------------------
Income before income taxes and other items         267          432       1,079
Income tax expense                                 104          162           9
                                               --------------------------------
Income before equity in undistributed
income of subsidiaries                             163          270       1,070
Equity in undistributed income
of subsidiaries                                  5,785        9,030       6,411
                                               --------------------------------
Net income                                     $ 5,948      $ 9,300     $ 7,481
                                               ================================

See accompanying note.

Midwest Medical Insurance Holding Company and Subsidiaries
(Parent Company)

Schedule II--Condensed Financial Information of Registrant (continued)

Statements of Cash Flows

                                                    Year ended December 31
                                                 1998       1997         1996
                                              ---------------------------------
                                                        (In Thousands)
Net cash (used in) provided by operating
activities                                    $   (366)   $   (527)   $   (877)

Investing activities
Purchase of fixed maturities                   (21,758)    (38,979)    (20,469)
Sales of fixed maturities                       22,826      38,701      20,289
Calls and maturities of fixed maturities           250          --          --
Sales of short-term investments, net             1,420       1,453       1,338
Capitalization of Solutions                     (3,850)         --          --

Financing activities
Redemption of Class A Common Stock                (522)       (648)       (608)
Dividend from MMIC                               2,000          --         327
                                              ---------------------------------

Increase in cash                                    --          --          --
Cash at beginning of year                           --          --          --
                                              ---------------------------------
Cash at end of year                           $     --    $     --    $     --
                                              =================================

See accompanying note.

Midwest Medical Insurance Holding Company and Subsidiaries
(Parent Company)

Schedule II--Condensed Financial Information of Registrant (continued)

Note to Condensed Financial Statements

December 31, 1998

The accompanying condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Midwest Medical Insurance Holding Company and Subsidiaries.

See Note 2 to the consolidated financial statements of Midwest Medical Insurance Holding Company and Subsidiaries for a description of the redeemable stock.

           Midwest Medical Insurance Holding Company and Subsidiaries

                            Schedule IV--Reinsurance

           COL. A                 COL. B       COL. C       COL. D      COL. E         COL. F
------------------------------------------------------------------------------------------------
                                                                                     Percentage
                                              Ceded to    Assumed from                of Amount
                                   Gross        Other        Other        Net         Assumed to
                                   Amount     Companies    Companies    Amount           Net
------------------------------------------------------------------------------------------------
                                                        (In Thousands)
Year ended December 31, 1998:
Insurance premiums:
  Property/casualty insurance      $37,518      $ 2,601     $    97     $35,014          0.3%

Year ended December 31, 1997:
Insurance premiums:
  Property/casualty insurance       36,511        3,595          --      32,916          N/A

Year ended December 31, 1996:
Insurance premiums:
  Property/casualty insurance       34,006        2,829          --      31,177          N/A

Note to Schedule IV:

Ceded premiums for the years ended December 31, 1998, 1997 and 1996 are net of reductions (additions) in ceded premiums related to swing rated reinsurance treaties of $2,550,000, $(3,688,000), and $748,000 respectively. Ceded premiums in 1996 are also net of proceeds from commutations of reinsurance covering the period January 1, 1989 through December 31, 1990 of $2,194,000. Ceded premiums in 1998 are also net of proceeds from commutations of reinsurance covering the period January 1, 1991 through December 31, 1991 of $789,000.

Midwest Medical Insurance Holding Company and Subsidiaries

Schedule VI--Supplemental Information Concerning Property/Casualty Insurance Operations

                                                         December 31
                 -------------------------------------------------------------------------------------------------------------------
    COL. A         COL. B             COL. C                COL. D             COL. E               COL. F                COL. G
------------------------------------------------------------------------------------------------------------------------------------
                                   Reserves for
                                      Unpaid
                  Deferred            Losses               Discount,
  Affiliation      Policy            and Loss               if any,                                                         Net
     with       Acquisition         Adjustment            Deducted in          Unearned             Earned               Investment
  Registrant       Costs             Expenses               Column C           Premiums            Premiums               Income
------------------------------------------------------------------------------------------------------------------------------------
                                                           (In Thousands)
Consolidated
property/
casualty entities

    1998             N/A             $110,964                  N/A             $  8,173             $ 35,014             $ 10,919

    1997             N/A              107,806                  N/A                6,072               32,916               11,509

    1996             N/A              110,037                  N/A                6,860               31,177               12,061

                                       Year ended December 31
------------------------------------------------------------------------------------------------------------
                            COL. H                         COL. I             COL. J               COL. K
------------------------------------------------------------------------------------------------------------
                       Losses and Loss
                     Adjustment Expenses
                     Incurred Related to                 Amortization          Paid
                ------------------------------            of Deferred          Losses
                   (1)                 (2)                  Policy            and Loss
                 Current              Prior               Acquisition        Adjustment            Premiums
                  Year                 Year                  Costs            Expenses              Written
------------------------------------------------------------------------------------------------------------
                                                 (In Thousands)
Consolidated
property/
casualty entities

    1998        $ 41,927             $ (4,433)                 N/A             $ 32,421             $ 39,431

    1997          40,186               (8,352)                 N/A               32,782               35,722

    1996          41,101               (8,844)                 N/A               38,339               31,167

            Allocation Schedule - All States except Iowa and Nebraska

Practice                                                       Shares per Year
DESCRIPTION                                           Rate          (Rate
-----------                                                      Relativity)
                                                                 -----------
Administrative Medicine-No Surg-NOC                     7            0.70
Forensic/Legal Medicine                                 7            0.70
Ltd Gen Practice-No Surg-NOC                            7            0.70
Occupational Medicine                                   7            0.70
Pathology-No Surg                                       7            0.70
Physiatry-Phys Med/Rehab                                7            0.70
Psychiatry-Incl Child-No ECT-No Surg                    7            0.70
Psychoanalysis                                          7            0.70
Psychosomatic Medicine                                  7            0.70
Aerospace Medicine                                     10            1.00
Allergy                                                10            1.00
Colon & Rectal-No Surg-NOC                             10            1.00
Dermatology-No Surg                                    10            1.00
Family Practice or General Practice-No Surg            10            1.00
General Preventive Medicine-No Surg                    10            1.00
Geriatrics-No Surg                                     10            1.00
Gynecology-No Surg                                     10            1.00
Hand-No Surg-NOC                                       10            1.00
Head & Neck-No Surg-NOC                                10            1.00
Hypnosis                                               10            1.00
Laryngology-No Surg                                    10            1.00
Neoplastic Disease-No Surg                             10            1.00
Nuclear Medicine                                       10            1.00
Nutrition                                              10            1.00
OB/GYN-No Surg-NOC                                     10            1.00
Obstetrics-No Surg-NOC                                 10            1.00
Opthalmology-No Surg                                   10            1.00
Orthopedics-No Surg-NOC                                10            1.00
Otology-No Surg                                        10            1.00
Otorhinolaryngology-No Surg                            10            1.00
Pediatrics-No Surg                                     10            1.00
Pharmacology-Clinical                                  10            1.00
Physician-No Surg-NOC                                  10            1.00
Plastic-No Surg-NOC                                    10            1.00

Public Health                                          10            1.00
Radiology-Diagnostic-No Surg                           10            1.00
Rhinology-No Surg                                      10            1.00
Thoracic-No Surg-NOC                                   10            1.00
Urology-No Surg-NOC                                    10            1.00
Vascular-No Surg-NOC                                   10            1.00
Cardiovascular Diseases-No Surg                        15            1.2
Diabetes-No Surg                                       15            1.2
Endocrinology-No Surg                                  15            1.2
Gastroenterolgy-No Surg                                15            1.2
Hematology-No Surg                                     15            1.2
Infectious Disease-No Surg                             15            1.2
Internal Medicine-No Surg                              15            1.2
Nephrology-No Surg                                     15            1.2
Oncology-No Surg-NOC                                   15            1.2
Opthalmology-Min Surg                                  15            1.2
Pulmonary Disease-No Surg                              15            1.2
Rhuematology-No Surg                                   15            1.2
Allergy-Minor Surg-Asst Own Pts                        20            1.5
Anesthesiology                                         20            1.5
Cardiovascular Diseases-Min Surg                       20            1.5
Colon & Rectal-Minor Surgery-Asst Own                  20            1.5
Dermatology-Min Surg                                   20            1.5
Diabetes-Min Surg                                      20            1.5
Endocrinology-Min Surg                                 20            1.5
Family Practice or General Practice-Min Surg           20            1.5
Gastroenterolgy-Min Surg                               20            1.5
Geriatrics-Min Surg                                    20            1.5
Gynecology-Min Surg                                    20            1.5
Hand-Minor Surgery-Asst Own Pts                        20            1.5
Head & Neck-Minor Surgery-Asst Own                     20            1.5
Hematology-Min Surg                                    20            1.5
Infectious Disease-Min Surg                            20            1.5
Intensive Care Medicine                                20            1.5
Internal Medicine-Min Surg                             20            1.5
Laryngology-Min Surg                                   20            1.5
Neoplastic Disease-Min Surg                            20            1.5
Nephrology-Min Surg                                    20            1.5
Neurology-Incl Child-Min Surg                          20            1.5
Neurology-Incl Child-No Surg                           20            1.5

Nuclear Medicine-Minor Surgery-No Rad                  20            1.5
Occupational Medicine-Minor Surgery-Asst               20            1.5
Orthopedics-Minor Surgery-Asst Own                     20            1.5
Otology-Min Surg                                       20            1.5
Otorhinolaryngology-Min Surg                           20            1.5
Pathology-Min Surg                                     20            1.5
Pediatrics-Min Surg                                    20            1.5
Physician-Min Surg-NOC                                 20            1.5
Plastic-Minor Surgery-Asst Own Pts                     20            1.5
Psychiatry-Incl ECT-No Maj                             20            1.5
Pulmonary Disease-Minor Surgery                        20            1.5
Radiology-Diagnostic-Min Surg                          20            1.5
Rhinology-Min Surg                                     20            1.5
Rhuematology-Minor Surgery-Asst Own                    20            1.5
S-Ophthalmology                                        20            1.5
Sports Medicine-Min Surg                               20            1.5
Broncho-Esophagology                                   30            2.10
Cardivasc Dis-Incl Cath-No Maj                         30            2.10
Dermatology-Incl Rad Therapy                           30            2.10
Emergency Medicine-No Maj Surg                         30            2.10
Lasers-Used in Therapy                                 30            2.10
Neonatology                                            30            2.10
Neurology-Incl ECT-No Maj Surg                         30            2.10
Neurology-Maj Risk Proc-No Maj Surg                    30            2.10
Nuclear Med-Incl Rad Ther-No Maj                       30            2.10
Pediatrics-Maj Risk Proc-No Surg                       30            2.10
Physician-No Maj-Acupunture                            30            2.10
Physician-No Maj-Angiography                           30            2.10
Physician-No Maj-Arteriography                         30            2.10
Physician-No Maj-Catheterization                       30            2.10
Physician-No Maj-Colonoscopy                           30            2.10
Physician-No Maj-Discograms                            30            2.10
Physician-No Maj-ERCP                                  30            2.10
Physician-No Maj-Laparoscopy                           30            2.10
Physician-No Maj-Lasers-Used in therapy                30            2.10
Physician-No Maj-Lymphangiography                      30            2.10
Physician-No Maj-Myleography                           30            2.10
Physician-No Maj-Needle Biopsy                         30            2.10
Physician-No Maj-Phlebography                          30            2.10
Physician-No Maj-Pneumatic/Mech Esoph Dilation         30            2.10

Physician-No Maj-Pneumoencephalography                 30            2.10
Physician-No Maj-Radiation Therapy                     30            2.10
Physician-No Maj-Radiopaque Dye                        30            2.10
Physicians-Maj Risk Proc-No Surg                       30            2.10
S-Colon & Rectal                                       30            2.10
S-Endocrinology                                        30            2.10
S-Family Practice-Ob-No C-Sections                     30            2.10
S-Gastroenterology                                     30            2.10
S-Geriatrics                                           30            2.10
S-Neoplastic                                           30            2.10
S-Nephrology                                           30            2.10
S-Urological                                           30            2.10
Emergency Medicine-Incl Maj Surg                       40            2.60
S-Abdominal                                            40            2.60
S-Family Practice-OB-C-Sections                        40            2.60
S-Otorhinolaryngology                                  40            2.60
S-Plastic-Otorhinolaryngology                          40            2.60
S-Rhinology                                            40            2.60
S-General                                              43            3.20
Foot and Ankle Surgery                                 50            4.0
Oral Maxillofacial Surgery                             50            4.0
S-Dermatologic                                         50            4.0
S-Gynecology                                           50            4.0
S-Laryngology                                          50            4.0
S-Neonatology                                          50            4.0
S-Otology                                              50            4.0
S-Plastic-NOC                                          50            4.0
Fetal & Maternal Medicines                             60            5.50
S-Cardiac                                              60            5.50
S-Cardiovascular Disease                               60            5.50
S-Hand                                                 60            5.50
S-Head & Neck                                          60            5.50
S-OB/GYN                                               60            5.50
S-Obstetrics                                           60            5.50
S-Orthopedic-Excl Spine                                60            5.50
S-Orthopedic-Incl Spine                                60            5.50
S-Thoracic                                             60            5.50
S-Vascular                                             60            5.50
S-Traumatic                                            70            6.50
S-Neurology-Incl Child                                 80            9.00

                           Allocation Schedule - Iowa

Practice                                                       Shares per Year
DESCRIPTION                                           Rate          (Rate
-----------                                                      Relativity)
Administrative Medicine-No Surg-NOC                     7            0.83
Ltd Gen Practice-No Surg-NOC                            7            0.83
Psychiatry-Incl Child-No ECT-No Surg                    7            0.83
Psychoanalysis                                          7            0.83
Psychosomatic Medicine                                  7            0.83
Aerospace Medicine                                     10            1.00
Allergy                                                10            1.00
Cardiovascular Diseases-No Surg                        10            1.00
Colon & Rectal-No Surg-NOC                             10            1.00
Dermatology-No Surg                                    10            1.00
Diabetes-No Surg                                       10            1.00
Endocrinology-No Surg                                  10            1.00
Family Practice or General Practice-No Surg            10            1.00
Forensic/Legal Medicine                                10            1.00
Gastroenterolgy-No Surg                                10            1.00
General Preventive Medicine-No Surg                    10            1.00
Geriatrics-No Surg                                     10            1.00
Gynecology-No Surg                                     10            1.00
Hand-No Surg-NOC                                       10            1.00
Head & Neck-No Surg-NOC                                10            1.00
Hematology-No Surg                                     10            1.00
Hypnosis                                               10            1.00
Infectious Disease-No Surg                             10            1.00
Internal Medicine-No Surg                              10            1.00
Laryngology-No Surg                                    10            1.00
Neoplastic Disease-No Surg                             10            1.00
Nephrology-No Surg                                     10            1.00
Neurology-Incl Child-No Surg                           10            1.00
Nuclear Medicine                                       10            1.00
Nutrition                                              10            1.00
OB/GYN-No Surg-NOC                                     10            1.00
Obstetrics-No Surg-NOC                                 10            1.00
Occupational Medicine                                  10            1.00
Opthalmology-No Surg                                   10            1.00
Orthopedics-No Surg-NOC                                10            1.00

Otology-No Surg                                        10            1.00
Otorhinolaryngology-No Surg                            10            1.00
Pathology-No Surg                                      10            1.00
Pediatrics-No Surg                                     10            1.00
Pharmacology-Clinical                                  10            1.00
Physiatry-Phys Med/Rehab                               10            1.00
Physician-No Surg-NOC                                  10            1.00
Plastic-No Surg-NOC                                    10            1.00
Public Health                                          10            1.00
Radiology-Diagnostic-No Surg                           10            1.00
Rhuematology-No Surg                                   10            1.00
Rhinology-No Surg                                      10            1.00
Thoracic-No Surg-NOC                                   10            1.00
Urology-No Surg-NOC                                    10            1.00
Vascular-No Surg-NOC                                   10            1.00
Oncology-No Surg-NOC                                   15            1.20
Pulmonary Disease-No Surg                              15            1.20
Allergy-Minor Surg-Asst Own Pts                        20            1.52
Anesthesiology                                         20            1.52
Cardiovascular Diseases-Min Surg                       20            1.52
Colon & Rectal-Minor Surgery-Asst Own                  20            1.52
Dermatology-Min Surg                                   20            1.52
Diabetes-Min Surg                                      20            1.52
Endocrinology-Min Surg                                 20            1.52
Family Practice or General Practice-Min Surg           20            1.52
Gastroenterolgy-Min Surg                               20            1.52
Geriatrics-Min Surg                                    20            1.52
Gynecology-Min Surg                                    20            1.52
Hand-Minor Surgery-Asst Own Pts                        20            1.52
Head & Neck-Minor Surgery-Asst Own                     20            1.52
Hematology-Min Surg                                    20            1.52
Infectious Disease-Min Surg                            20            1.52
Intensive Care Medicine                                20            1.52
Internal Medicine-Min Surg                             20            1.52
Laryngology-Min Surg                                   20            1.52
Neoplastic Disease-Min Surg                            20            1.52
Nephrology-Min Surg                                    20            1.52
Neurology-Incl Child-Min Surg                          20            1.52
Nuclear Medicine-Minor Surgery-No Rad                  20            1.52
Occupational Medicine-Minor Surgery-Asst               20            1.52

Opthalmology-Min Surg                                  20            1.52
Orthopedics-Minor Surgery-Asst Own                     20            1.52
Otology-Min Surg                                       20            1.52
Otorhinolaryngology-Min Surg                           20            1.52
Pathology-Min Surg                                     20            1.52
Pediatrics-Min Surg                                    20            1.52
Physician-Min Surg-NOC                                 20            1.52
Plastic-Minor Surgery-Asst Own Pts                     20            1.52
Psychiatry-Incl ECT-No Maj                             20            1.52
Pulmonary Disease-Minor Surgery                        20            1.52
Radiology-Diagnostic-Min Surg                          20            1.52
Rhinology-Min Surg                                     20            1.52
Rhuematology-Minor Surgery-Asst Own                    20            1.52
S-Ophthalmology                                        20            1.52
Sports Medicine-Min Surg                               20            1.52
S-Family Practice-Ob-No C-Sections                     25            2.00
S-Urological                                           25            2.00
Broncho-Esophagology                                   30            2.31
Cardivasc Dis-Incl Cath-No Maj                         30            2.31
Dermatology-Incl Rad Therapy                           30            2.31
Emergency Medicine-No Maj Surg                         30            2.31
Lasers-Used in Therapy                                 30            2.31
Neonatology                                            30            2.31
Neurology-Incl ECT-No Maj Surg                         30            2.31
Neurology-Maj Risk Proc-No Maj Surg                    30            2.31
Nuclear Med-Incl Rad Ther-No Maj                       30            2.31
Pediatrics-Maj Risk Proc-No Surg                       30            2.31
Physician-No Maj-Acupunture                            30            2.31
Physician-No Maj-Angiography                           30            2.31
Physician-No Maj-Arteriography                         30            2.31
Physician-No Maj-Catheterization                       30            2.31
Physician-No Maj-Colonoscopy                           30            2.31
Physician-No Maj-Discograms                            30            2.31
Physician-No Maj-ERCP                                  30            2.31
Physician-No Maj-Laparoscopy                           30            2.31
Physician-No Maj-Lasers-Used in therapy                30            2.31
Physician-No Maj-Lymphangiography                      30            2.31
Physician-No Maj-Myleography                           30            2.31
Physician-No Maj-Needle Biopsy                         30            2.31
Physician-No Maj-Phlebography                          30            2.31

Physician-No Maj-Pneumatic/Mech Esoph Dilation         30            2.31
Physician-No Maj-Pneumoencephalography                 30            2.31
Physician-No Maj-Radiation Therapy                     30            2.31
Physician-No Maj-Radiopaque Dye                        30            2.31
Physicians-Maj Risk Proc-No Surg                       30            2.31
S-Endocrinology                                        30            2.31
S-Gastroenterology                                     30            2.31
S-Geriatrics                                           30            2.31
S-Neoplastic                                           30            2.31
S-Nephrology                                           30            2.31
Emergency Medicine-Incl Maj Surg                       40            2.96
S-Family Practice-OB-C-Sections                        40            2.96
S-Otorhinolaryngology                                  40            2.96
S-Rhinology                                            40            2.96
S-Dermatologic                                         43            3.00
S-General                                              46            3.62
Foot and Ankle Surgery                                 50            4.41
Oral Maxillofacial Surgery                             50            4.41
S-Abdominal                                            50            4.41
S-Colon & Rectal                                       50            4.41
S-Laryngology                                          50            4.41
S-Neonatology                                          50            4.41
S-Otology                                              50            4.41
S-Plastic-Otorhinolaryngology                          50            4.41
S-Cardiac                                              60            4.93
S-Gynecology                                           60            4.93
S-Hand                                                 60            4.93
S-Head & Neck                                          60            4.93
S-Obstetrics                                           60            4.93
S-Orthopedic-Excl Spine                                60            4.93
S-Plastic-NOC                                          60            4.93
S-Orthopedic-Incl Spine                                70            5.98
S-Thoracic                                             70            5.98
S-Vascular                                             70            5.98
Fetal & Maternal Medicines                             80            7.37
S-Cardiovascular Disease                               80            7.37
S-OB/GYN                                               80            7.37
S-Traumatic                                            80            7.37
S-Neurology-Incl Child                                 100           9.21

                         Allocation Schedule - Nebraska

Practice                                                       Shares per Year
DESCRIPTION                                           Rate          (Rate
-----------                                                      Relativity)
Administrative Medicine-No Surg-NOC                     7            0.70
Ltd Gen Practice-No Surg-NOC                            7            0.70
Psychiatry-Incl Child-No ECT-No Surg                   10            1.00
Psychoanalysis                                         10            1.00
Psychosomatic Medicine                                 10            1.00
Aerospace Medicine                                     10            1.00
Allergy                                                10            1.00
Cardiovascular Diseases-No Surg                        10            1.00
Colon & Rectal-No Surg-NOC                             10            1.00
Dermatology-No Surg                                    10            1.00
Diabetes-No Surg                                       10            1.00
Endocrinology-No Surg                                  10            1.00
Family Practice or General Practice-No Surg            10            1.00
Forensic/Legal Medicine                                10            1.00
Gastroenterolgy-No Surg                                10            1.00
General Preventive Medicine-No Surg                    10            1.00
Geriatrics-No Surg                                     10            1.00
Gynecology-No Surg                                     10            1.00
Hand-No Surg-NOC                                       10            1.00
Head & Neck-No Surg-NOC                                10            1.00
Hematology-No Surg                                     10            1.00
Hypnosis                                               10            1.00
Infectious Disease-No Surg                             10            1.00
Internal Medicine-No Surg                              10            1.00
Laryngology-No Surg                                    10            1.00
Neoplastic Disease-No Surg                             10            1.00
Nephrology-No Surg                                     10            1.00
Neurology-Incl Child-No Surg                           10            1.00
Nuclear Medicine                                       10            1.00
Nutrition                                              10            1.00
OB/GYN-No Surg-NOC                                     10            1.00
Obstetrics-No Surg-NOC                                 10            1.00
Occupational Medicine                                  10            1.00
Opthalmology-No Surg                                   10            1.00
Orthopedics-No Surg-NOC                                10            1.00

Otology-No Surg                                        10            1.00
Otorhinolaryngology-No Surg                            10            1.00
Pathology-No Surg                                      10            1.00
Pediatrics-No Surg                                     10            1.00
Pharmacology-Clinical                                  10            1.00
Physiatry-Phys Med/Rehab                               10            1.00
Physician-No Surg-NOC                                  10            1.00
Plastic-No Surg-NOC                                    10            1.00
Public Health                                          10            1.00
Radiology-Diagnostic-No Surg                           10            1.00
Rhuematology-No Surg                                   10            1.00
Rhinology-No Surg                                      10            1.00
Thoracic-No Surg-NOC                                   10            1.00
Urology-No Surg-NOC                                    10            1.00
Vascular-No Surg-NOC                                   10            1.00
Pulmonary Disease-No Surg                              10            1.00
Oncology-No Surg-NOC                                   15            1.20
Allergy-Minor Surg-Asst Own Pts                        20            1.67
Cardiovascular Diseases-Min Surg                       20            1.67
Colon & Rectal-Minor Surgery-Asst Own                  20            1.67
Dermatology-Min Surg                                   20            1.67
Diabetes-Min Surg                                      20            1.67
Endocrinology-Min Surg                                 20            1.67
Family Practice or General Practice-Min Surg           20            1.67
Gastroenterolgy-Min Surg                               20            1.67
Geriatrics-Min Surg                                    20            1.67
Gynecology-Min Surg                                    20            1.67
Hand-Minor Surgery-Asst Own Pts                        20            1.67
Head & Neck-Minor Surgery-Asst Own                     20            1.67
Hematology-Min Surg                                    20            1.67
Infectious Disease-Min Surg                            20            1.67
Intensive Care Medicine                                20            1.67
Internal Medicine-Min Surg                             20            1.67
Laryngology-Min Surg                                   20            1.67
Neoplastic Disease-Min Surg                            20            1.67
Nephrology-Min Surg                                    20            1.67
Neurology-Incl Child-Min Surg                          20            1.67
Nuclear Medicine-Minor Surgery-No Rad                  20            1.67
Occupational Medicine-Minor Surgery-Asst               20            1.67
Opthalmology-Min Surg                                  20            1.67

Orthopedics-Minor Surgery-Asst Own                     20            1.67
Otology-Min Surg                                       20            1.67
Otorhinolaryngology-Min Surg                           20            1.67
Pathology-Min Surg                                     20            1.67
Pediatrics-Min Surg                                    20            1.67
Physician-Min Surg-NOC                                 20            1.67
Plastic-Minor Surgery-Asst Own Pts                     20            1.67
Psychiatry-Incl ECT-No Maj                             20            1.67
Pulmonary Disease-Minor Surgery                        20            1.67
Radiology-Diagnostic-Min Surg                          20            1.67
Rhinology-Min Surg                                     20            1.67
Rhuematology-Minor Surgery-Asst Own                    20            1.67
Sports Medicine-Min Surg                               20            1.67
Anesthesiology                                         30            2.18
S-Ophthalmology                                        30            2.18
S-Family Practice-Ob-No C-Sections                     30            2.18
S-Urological                                           30            2.18
Broncho-Esophagology                                   30            2.18
Cardivasc Dis-Incl Cath-No Maj                         30            2.18
Dermatology-Incl Rad Therapy                           30            2.18
Lasers-Used in Therapy                                 30            2.18
Neonatology                                            30            2.18
Neurology-Incl ECT-No Maj Surg                         30            2.18
Neurology-Maj Risk Proc-No Maj Surg                    30            2.18
Nuclear Med-Incl Rad Ther-No Maj                       30            2.18
Pediatrics-Maj Risk Proc-No Surg                       30            2.18
Physician-No Maj-Acupunture                            30            2.18
Physician-No Maj-Angiography                           30            2.18
Physician-No Maj-Arteriography                         30            2.18
Physician-No Maj-Catheterization                       30            2.18
Physician-No Maj-Colonoscopy                           30            2.18
Physician-No Maj-Discograms                            30            2.18
Physician-No Maj-ERCP                                  30            2.18
Physician-No Maj-Laparoscopy                           30            2.18
Physician-No Maj-Lasers-Used in therapy                30            2.18
Physician-No Maj-Lymphangiography                      30            2.18
Physician-No Maj-Myleography                           30            2.18
Physician-No Maj-Needle Biopsy                         30            2.18
Physician-No Maj-Phlebography                          30            2.18
Physician-No Maj-Pneumatic/Mech Esoph Dilation         30            2.18

Physician-No Maj-Pneumoencephalography                 30            2.18
Physician-No Maj-Radiation Therapy                     30            2.18
Physician-No Maj-Radiopaque Dye                        30            2.18
Physicians-Maj Risk Proc-No Surg                       30            2.18
S-Endocrinology                                        30            2.18
S-Gastroenterology                                     30            2.18
S-Geriatrics                                           30            2.18
S-Neoplastic                                           30            2.18
S-Nephrology                                           30            2.18
S-Colon & Rectal                                       30            2.18
Emergency Medicine-No Maj Surg                         40            2.71
S-Family Practice-OB-C-Sections                        40            2.71
S-Otorhinolaryngology                                  40            2.71
S-Rhinology                                            40            2.71
S-Laryngology                                          40            2.71
S-Otology                                              40            2.71
Oral Maxillofacial Surgery                             50            4.00
Emergency Medicine-Incl Maj Surg                       60            4.26
S-Dermatologic                                         60            4.26
S-General                                              60            4.26
S-Abdominal                                            60            4.26
S-Neonatology                                          60            4.26
S-Plastic-Otorhinolaryngology                          60            4.26
S-Gynecology                                           60            4.26
S-Hand                                                 60            4.26
S-Head & Neck                                          60            4.26
S-Plastic-NOC                                          60            4.26
Foot and Ankle Surgery                                 70            5.50
S-Cardiac                                              70            5.50
S-Orthopedic-Excl Spine                                70            5.50
S-Orthopedic-Incl Spine                                70            5.50
S-Thoracic                                             70            5.50
S-Vascular                                             70            5.50
S-Cardiovascular Disease                               70            5.50
S-Traumatic                                            70            5.50
S-Obstetrics                                           80            6.52
Fetal & Maternal Medicines                             80            6.52
S-OB/GYN                                               80            6.52
S-Neurology-Incl Child                                 90            7.86

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

      The following are the estimated expenses to be paid by the Company in connection with the distribution of the securities being registered. All such expenses are estimated, except for the SEC registration fee:

SEC registration fee  ................................................$ 6,372.00
Accounting fees and expenses...........................................10,000.00
Legal fees and expenses................................................10,000.00
Printing and engraving expenses........................................10,000.00
Blue Sky fees and expenses..............................................5,000.00
Miscellaneous expenses....................................................628.00

       Total..........................................................$42,000.00
                                                                      ==========

Item 14. Indemnification of Directors and Officers.

      Article X of the Bylaws of the registrant provides that each director, committee member, officer, and employee shall be indemnified for expenses and liabilities in the manner, under the circumstances, and to the extent permitted by Minnesota Statutes, Section 302A.521, as amended from time to time. Indemnification is also extended to certain consultants, agents, directors, officers and employees of subsidiaries of the registrant.

      Minnesota Statutes, Section 302A.521, generally requires a corporation to indemnity its directors, officers, and employees against judgments, penalties, fines, and expenses, including attorney's fees, incurred in connection with their official capacities, provided that such person (i) has not been indemnified by another with respect to the same matter, (ii) acted in good faith, (iii) received no improper personal benefit, (iv) had no reasonable cause to believe that his conduct was unlawful, and (v) reasonably believed that his conduct was in the best interests of the corporation.

Item 15. Recent Sales of Unregistered Securities.

      The registrant has made no sales of unregistered securities in the last three years.

Item 16. Exhibits and Financial Statement Schedules.

      (a) Exhibits.

      (3)   3A.   Restated Articles of Incorporation of the registrant (Form
                  S-4, Exhibit 3C).

      (3)   3B.   Bylaws of the registrant, as amended (Form S-4, Exhibit 3D).

      *     5.    Opinion and Consent of Charles A. Geer, Esq.

      (1)   9.    Voting Trust Agreement between the Minnesota Medical
                  Association and the Iowa Medical Society.

      (1)   10A.  Governance Agreement between the registrant and the Minnesota
                  Medical Association, holder of the registrant's Class B Common Share, dated November 30, 1998.

      (1)   10B.  Lease for office space between the registrant and Lexington
                  Property Fund, L.P., dated November 1, 1997.

            10C. Management Agreement between the registrant and Midwest Medical Insurance Company dated November 30, 1998, as amended January 1, 1990, January 1, 1991 and January 1, 1996. (Incorporated herein by reference to the Annual Report on Form 10-K, SEC file number 0-21230, filed by registrant for the year ended December 31, 1996.)

      (1)   10D.  Agency Agreement with Vaaler Insurance, Inc. pursuant to which
                  Vaaler acted as agent of MMIC in North Dakota, dated April 21, 1989.

      (5)   10E.  Agreement of Reinsurance between Midwest Medical Insurance
                  Company and General Reinsurance Corporation, dated January 1, 1998.

      (2)   10F.  Letter Employment Agreement between the registrant and David
                  P. Bounk, President and Chief Executive Officer of the registrant and Midwest Medical Insurance Company, dated January 1, 1993.

      (5)   10G.  1998 Officers Short-Term Incentive Plan of the registrant.

      (4)   10H.  Amended and Restated Supplemental Executive Retirement Plan of
                  the registrant.

            10I. Agency Agreement with IMS Services, Inc. pursuant to which IMS acts as agent of MMIC in Iowa, dated July 1, 1993. (Incorporated herein by reference to the Report on Form 10-K filed by the registrant for the fiscal year ended December 31, 1993, file number 0-21230.)

      (4)   10J.  Form of Termination Agreement with Executive Officers.

      (5)   21.   Subsidiaries of the registrant.

      *     23A.  Consent of Ernst & Young LLP

      *     24.   Powers of Attorney.

      (5)   27.   Financial Data Schedule.

(1) Incorporated herein by reference to the registration statement on Form S-4, file number 33-55062, filed by registrant on November 25, 1993, as amended.

(2) Incorporated herein by reference to the registration statement on Form S-1,
            SEC file number 33-70182, filed by registrant on October 12, 1993, as amended.

(3) Incorporated herein by reference to the registration statement on Form S-4,
            SEC file number 333-00134, filed by registrant on January 10, 1996, as amended.

(4) Incorporated herein by reference to the registration statement on Form S-1,
            SEC file number 333-29047, filed by registrant on June 11, 1997, as amended.

(5) Incorporated herein by reference to the Annual report on Form 10-K filed by registrant for the year ended December 31, 1998.

(*) Filed herewith.

      (b) Financial Statement Schedules.

            The following financial statement schedules of the Company required by Regulation S-X and Form S-1 are filed as part of this Registration
      Statement:

            II. Condensed Financial Information of Registrant (Parent Company)--Balance Sheets--December 31, 1998 and 1997, Statements of Income--For the Years Ended December 31, 1998 and 1997 and 1996; and, Statements of Cash Flows--For the Years Ended December 31, 1998, 1997 and 1996. Included in "FINANCIAL STATEMENTS" Section of Prospectus filed herewith.

            IV. Reinsurance Summary for the Years Ended December 31, 1998, 1997 and 1996. Included in "FINANCIAL STATEMENTS" section of Prospectus filed herewith.

            VI. Supplemental Information Concerning Property/Casualty Insurance Operations--December 31, 1998 and 1997, and for Each of the Three Years in the Period Ended December 31, 1998. Included in "FINANCIAL STATEMENTS" section of

      Prospectus filed herewith.

Item 17. Undertakings.

      (a)   The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registrant statement to include any financial statements required by 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on April 26, 1999.

                                    MIDWEST MEDICAL INSURANCE HOLDING COMPANY

                                    By: /s/ David P. Bounk
                                        ------------------
                                        David P. Bounk, President and
                                        Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 26, 1999.

SIGNATURE                                          CAPACITY

/s/ David P. Bounk                   Principal Executive Officer and Director
-----------------------------
  David P. Bounk

/s/ Niles A. Cole                    Principal Financial Officer and
-----------------------------        Principal Accounting Officer
Niles A. Cole

          *                          Director, Chairman of the Board
-----------------------------
Andrew J.K. Smith, M.D.

          *                          Director
-----------------------------
Michael Abrams

          *                          Director
-----------------------------
John R. Balfanz, M.D.

          *                          Director
-----------------------------
Gail P. Bender, M.D.

          *                          Director
-----------------------------
James R. Bishop, M.D.

          *                          Director
-----------------------------
Roger L. Frerichs, M.D.

          *                          Director
-----------------------------
G. Richard Geier, M.D.

          *                          Director
-----------------------------
Anthony C. Jaspers, M.D.

          *                          Director
-----------------------------
Russel J. Kuzel, M.D.

          *                          Director
-----------------------------
Wayne F. Leebaw, M.D.

          *                          Director
-----------------------------
Stephen A. McCue, M.D.

-----------------------------        Director
William J. McMillan, Jr., M.D.

          *                          Director
-----------------------------
Harold W. Miller, M.D.

          *                          Director
-----------------------------
Anton S. Nesse, M.D.

          *                          Director
-----------------------------
Mark D. Odlund, M.D.

          *                          Director
-----------------------------
G. William Orr, M.D.

          *                          Director
-----------------------------
Norman Rinderknecht, M.D.

          *                          Director
-----------------------------
Paul S. Sanders, M.D.

          *                          Director
-----------------------------
Richard D. Schmidt, M.D.

          *                          Director
-----------------------------
Judith F. Shank, M.D.

          *                          Director
-----------------------------
G. David Spoelhof, M.D.

          *                          Director
-----------------------------
Tom D. Throckmorton, M.D.

          *                          Director
-----------------------------
Bruce R. Trimble, M.D.

       *By: /s/ David P. Bounk
            ------------------------------------
            David P. Bounk pursuant to
            power of attorney

The above persons signing as directors constitute all of the directors of the registrant.

                                  EXHIBIT INDEX


Exhibit                                                                     Page
-------                                                                     ----

5.            Opinion of Best & Flanagan LLP
23.           Consent of Ernst & Young LLP
24.           Powers of Attorney.